United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2025

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

Iron ore operations, S11D

Interim Financial Statements

June 30, 2025

(A free translation of the original in Portuguese)

VALE

2

Report on review of parent company and consolidated condensed interim financial statements

To the Board of Directors and Shareholders

Vale S.A.

Introduction

We have reviewed the accompanying condensed interim statement of financial position of Vale S.A. ("Company") as at June 30, 2025 and the related condensed interim statements of income statement and comprehensive income for the quarter and six-month period then ended, and the condensed interim statements of changes in equity and cash flows for the six-month period then ended, as well as the accompanying consolidated condensed interim statement of financial position of the Company and its subsidiaries ("Consolidated") as at June 30, 2025 and the related consolidated condensed interim statements of income statement and comprehensive income for the quarter and six-month period then ended, and the consolidated condensed interim statements of changes in equity and cash flows for the six-month period then ended, and explanatory notes.

Management is responsible for the preparation and presentation of these parent company and consolidated condensed interim financial statements in accordance with the accounting standard CPC 21, Interim Financial Reporting, of the Brazilian Accounting Pronouncements Committee (CPC), and International Accounting Standard (IAS) 34 - Interim Financial Reporting, of the International Accounting Standards Board (IASB). Our responsibility is to express a conclusion on these condensed interim financial statements based on our review.

Scope of review

We conducted our review in accordance with Brazilian and International Standards on Reviews of Interim Financial Information (NBC TR 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, and ISRE 2410 - Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with Brazilian and International Standards on Auditing and consequently did not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying parent company and consolidated condensed interim financial statements referred to above are not prepared, in all material respects, in accordance with CPC 21 and IAS 34.

Other matters

Condensed statements of value added

The interim condensed financial statements referred to above include the parent company and consolidated condensed interim value added statements for the six-month period ended June 30, 2025. These statements are the responsibility of the Company's management and are presented as supplementary information under IAS 34. These statements have been subjected to review procedures performed together with the review of the condensed interim financial statements for the purpose of concluding whether they are reconciled with the condensed interim financial statements and accounting records, as applicable, and if their form and content are in accordance with the criteria defined in the accounting standard CPC 09 - "Statement of Value Added". Based on our review, nothing has come to our attention that causes us to believe that these condensed interim value added statements have not been properly prepared, in all material respects, in accordance with the criteria established in this accounting standard, and consistent with the parent company and consolidated condensed interim financial statements taken as a whole.

Rio de Janeiro, July 31, 2025

/s/ PricewaterhouseCoopers

Auditores Independentes Ltda.

CRC 2SP000160/F-5

/s/ Leandro Mauro Ardito

Contador CRC 1SP188307/O-0

3

Interim Consolidated Income Statement

In millions of Brazilian reais, except earnings per share

		Consolidated
	Notes	Three-month period ended June 30,		Six-month period ended June 30,
		2025	2024	2025	2024
Net operating revenue	4(b)	49,807	51,735	97,218	93,626
Cost of goods sold and services rendered	5(a)	(34,421)	(33,134)	(66,232)	(59,728)
Gross profit		15,386	18,601	30,986	33,898

Operating expenses
Selling and administrative	5(b)	(742)	(717)	(1,587)	(1,413)
Research and development		(898)	(988)	(1,617)	(1,760)
Pre-operating and operational stoppage	25	(402)	(476)	(925)	(932)
Other operating expenses, net	5(c)	(1,252)	(1,481)	(2,765)	(2,719)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	(743)	5,444	(2,199)	5,415
Operating income		11,349	20,383	21,893	32,489

Financial income	6	637	406	1,315	944
Financial expenses	6	(2,282)	(1,901)	(4,512)	(3,582)
Other financial items, net	6	2,649	(5,119)	5,383	(6,155)
Equity results and other results in associates and joint ventures	14 and 24	(366)	580	(24)	1,200
Income before income taxes		11,987	14,349	24,055	24,896

Income taxes	7	200	237	(3,695)	(1,978)

Net income		12,187	14,586	20,360	22,918
Net income attributable to noncontrolling interests		106	(6)	115	35
Net income attributable to Vale S.A.'s shareholders		12,081	14,592	20,245	22,883

Basic and diluted earnings per share attributable to Vale S.A.'s shareholders	8	2.83	3.41	4.74	5.34

The accompanying notes are an integral part of these interim financial statements.

4

Interim Income Statement of the Parent Company

In millions of Brazilian reais, except earnings per share

		Parent Company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Net operating revenue	4(b)	32,259	32,870	60,416	68,068
Cost of goods sold and services rendered	5(a)	(18,154)	(17,269)	(33,600)	(32,773)
Gross profit		14,105	15,601	26,816	35,295

Operating expenses
Selling and administrative	5(b)	(362)	(369)	(775)	(710)
Research and development		(574)	(547)	(1,001)	(951)
Pre-operating and operational stoppage	25	(327)	(443)	(823)	(884)
Equity results and others results from subsidiaries	14	484	5,794	2,573	4,520
Other operating expenses, net	5(c)	(768)	(1,030)	(2,039)	(1,981)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 16 and 17	(288)	(202)	(1,577)	(163)
Operating income		12,270	18,804	23,174	35,126

Financial income	6	372	264	745	494
Financial expenses	6	(2,278)	(1,959)	(4,316)	(3,919)
Other financial items, net	6	1,604	(4,206)	4,578	(4,546)
Equity results and other results in associates and joint ventures	14	(366)	580	(24)	1,200
Income before income taxes		11,602	13,483	24,157	28,355

Income taxes	7	479	1,109	(3,912)	(5,472)

Net income		12,081	14,592	20,245	22,883

Basic and diluted earnings per share attributable to Vale's shareholders	8	2.83	3.41	4.74	5.34

The accompanying notes are an integral part of these interim financial statements.

5

Interim Statement of Comprehensive Income

In millions of Brazilian reais

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Net income		12,187	14,586	20,360	22,918
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		314	21	289	219
		314	21	289	219
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(926)	7,814	(5,996)	8,911
Net investment hedge	18(a.iv)	643	(1,062)	1,663	(1,339)
Reclassification of cumulative translation adjustments to income statement (ii)		–	(5,648)	55	(5,394)
		(283)	1,104	(4,278)	2,178
Comprehensive income		12,218	15,711	16,371	25,315

Comprehensive income attributable to noncontrolling interests		175	1,452	(137)	1,718
Comprehensive income attributable to Vale S.A.'s shareholders		12,043	14,259	16,508	23,597

		Parent Company
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Net income		12,081	14,592	20,245	22,883
Other comprehensive income (loss):
Items that will not be reclassified to income statement
Retirement benefit obligations		170	(7)	154	(17)
Equity interests in other comprehensive income of subsidiaries		144	28	135	236
		314	21	289	219
Items that may be reclassified to income statement
Translation adjustments of foreign operations (i)		(995)	6,356	(5,744)	7,228
Net investment hedge	18(a.iv)	643	(1,062)	1,663	(1,339)
Reclassification of cumulative translation adjustment to income statement (ii)		–	(5,648)	55	(5,394)
		(352)	(354)	(4,026)	495
Comprehensive income		12,043	14,259	16,508	23,597

(i) Includes the effect of variation in the exchange rates used by the Company to convert the financial information of subsidiaries operating in an international economic environment, with a currency different from the functional currency of Vale S.A. (note 2b).

(ii) In the three-month and six-month periods ended June 30, 2024, the main effect is the reclassification of cumulative translation adjustments of PTVI in the amount of R$5,728 (US$1,063 million) (note 15b).

Items above are stated net of tax, when applicable, and the related taxes effects are disclosed in note 7.

The accompanying notes are an integral part of these interim financial statements.

6

Interim Statement of Cash Flows

In millions of Brazilian reais

		Consolidated		Parent Company
		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Cash flow from operations	9(a)	31,057	34,356	32,162	35,004
Interest on loans and borrowings paid	9(c)	(2,920)	(2,019)	(3,108)	(3,073)
Cash received on settlement of derivatives, net	18	1,613	626	1,611	599
Payments related to the Brumadinho event	23	(1,644)	(2,039)	(1,644)	(2,039)
Payments related to de-characterization of dams	25	(933)	(1,275)	(933)	(1,275)
Interest on participative shareholders' debentures paid	20	(760)	(766)	(760)	(766)
Income taxes (including settlement program) paid		(6,121)	(4,936)	(5,152)	(4,307)
Net cash generated by operating activities		20,292	23,947	22,176	24,143

Cash flow from investing activities:
Acquisition of property, plant and equipment and intangible assets		(14,074)	(13,862)	(10,551)	(9,795)
Payments related to the Samarco dam failure	24	(6,476)	(976)	(6,476)	(976)
Cash received from disposal of investments, net	9(b)	–	13,559	–	—
Dividends received from associates and joint ventures		448	218	397	2,844
Short-term investment, net		741	(67)	494	(255)
Other investing activities, net		(49)	8	(558)	(148)
Net cash used in investing activities		(19,410)	(1,120)	(16,694)	(8,330)

Cash flow from financing activities:
Loans and borrowings from third parties	9(c)	18,674	10,166	8,759	1,802
Payments of loans and borrowings to third parties	9(c)	(5,641)	(3,092)	(1,168)	(376)
Payments of leasing	22	(361)	(430)	(76)	(56)
Dividends and interest on capital paid to Vale S.A.’s shareholders	28(d)	(11,365)	(11,722)	(11,365)	(11,722)
Shares buyback program	28(c)	–	(1,942)	–	(1,154)
Net cash generated by (used in) financing activities		1,307	(7,020)	(3,850)	(11,506)

Net increase in cash and cash equivalents		2,189	15,807	1,632	4,307
Cash and cash equivalents in the beginning of the period		30,671	17,474	9,084	4,193
Effect of exchange rate changes on cash and cash equivalents		(2,109)	2,737	–	—
Effect of transfer the Energy Assets to non-current assets held for sale	15(a)	(658)	—	–	—
Cash and cash equivalents from merged subsidiaries		–	—	–	15
Cash and cash equivalents at end of the period		30,093	36,018	10,716	8,515

The accompanying notes are an integral part of these interim financial statements.

7

Interim Consolidated and Parent Statement of Financial Position

In millions of Brazilian reais

		Consolidated		Parent Company
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	21	30,093	30,671	10,716	9,084
Short-term investments	21	994	331	827	12
Accounts receivable	10	12,691	14,600	21,352	28,663
Other financial assets	13	2,701	331	1,904	194
Inventories	11	28,606	28,513	8,031	7,975
Recoverable taxes	7(e)	7,285	6,811	5,107	4,933
Other		2,678	2,219	2,221	2,005
		85,048	83,476	50,158	52,866
Non-current assets held for sale	15(a)	10,916	–	7,127	–
		95,964	83,476	57,285	52,866
Non-current assets
Judicial deposits	26(c)	3,259	3,326	3,133	3,208
Other financial assets	13	2,307	1,429	1,246	179
Recoverable taxes	7(e)	8,340	8,030	5,872	5,580
Deferred income taxes	7(b)	48,977	51,050	41,010	43,241
Other		8,054	8,157	5,382	4,997
		70,937	71,992	56,643	57,205

Investments	14	26,108	28,158	139,978	152,740
Intangibles	16	58,503	65,105	41,770	41,693
Property, plant, and equipment	17	241,714	247,594	153,084	150,812
		397,262	412,849	391,475	402,450
Total assets		493,226	496,325	448,760	455,316

Liabilities
Current liabilities
Suppliers and contractors	12	29,762	26,217	17,978	15,286
Loans and borrowings	21	3,735	6,316	909	819
Leases	22	955	907	349	367
Other financial liabilities	13	5,701	7,879	20,232	22,130
Taxes payable	7(e)	5,561	3,559	3,586	1,948
Settlement program ("REFIS")	7(c)	2,250	2,184	2,250	2,184
Liabilities related to Brumadinho	23	4,912	4,420	4,912	4,420
Liabilities related to associates and joint ventures	24	7,907	11,421	7,907	11,421
De-characterization of dams and asset retirement obligations	25	5,160	5,160	4,552	4,451
Provisions for litigation	26(a)	842	736	842	736
Employee benefits	27	4,307	6,266	2,846	3,925
Dividends payable		–	2,046	–	2,046
Other		3,829	3,944	3,140	2,732
		74,921	81,055	69,503	72,465
Liabilities associated with non-current assets held for sale	15(a)	4,041	–	189	–
		78,962	81,055	69,692	72,465
Non-current liabilities
Loans and borrowings	21	89,830	85,282	35,290	30,164
Leases	22	2,863	3,507	819	956
Participative shareholders' debentures	20	13,394	13,727	13,394	13,727
Other financial liabilities	13	12,028	14,533	62,570	73,152
Settlement program ("REFIS")	7(c)	5,297	6,234	5,297	6,234
Deferred income taxes	7(b)	692	2,757	–	–
Liabilities related to Brumadinho	23	6,710	7,778	6,710	7,778
Liabilities related to associates and joint ventures	24	9,988	11,261	9,988	11,261
De-characterization of dams and asset retirement obligations	25	28,683	30,529	18,029	18,870
Provisions for litigation	26(a)	4,884	5,536	4,569	5,088
Employee benefits	27	6,385	6,925	2,242	2,205
Streaming transactions		10,915	11,651	–	–
Other		1,630	1,830	5,985	6,644
		193,299	201,550	164,893	176,079
Total liabilities		272,261	282,605	234,585	248,544

Equity	28
Equity attributable to Vale S.A.'s shareholders		214,175	206,772	214,175	206,772
Equity attributable to noncontrolling interests		6,790	6,948	–	–
Total equity		220,965	213,720	214,175	206,772
Total liabilities and equity		493,226	496,325	448,760	455,316

The accompanying notes are an integral part of these interim financial statements.

8

Interim Statement of Changes in Equity

In millions of Brazilian reais

	Notes	Share capital	Capital reserve	Profit reserves	Treasury shares	Other reserves	Cumulative translation adjustments	Retained earnings	Equity attributable to Vale S.A.’s shareholders	Equity attributable to noncontrolling interests	Total equity
Balance as of December 31, 2024		77,300	3,634	114,889	(19,785)	(432)	31,166	–	206,772	6,948	213,720
Net income		–	–	–	–	–	–	20,245	20,245	115	20,360
Other comprehensive income		–	–	–	–	157	(3,894)	–	(3,737)	(252)	(3,989)
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(9,143)	–	–	–	–	(9,143)	–	(9,143)
Dividends of noncontrolling interest		–	–	–	–	–	–	–	–	(24)	(24)
Transaction with noncontrolling interests		–	–	–	–	(36)	–	–	(36)	3	(33)
Share-based payment program	27(a)	–	–	–	4	70	–	–	74	–	74
Balance as of June 30, 2025		77,300	3,634	105,746	(19,781)	(241)	27,272	20,245	214,175	6,790	220,965

Balance as of December 31, 2023		77,300	3,634	106,181	(17,739)	(5,831)	27,420	–	190,965	7,360	198,325
Net income		–	–	–	–	–	–	22,883	22,883	35	22,918
Other comprehensive income		–	–	–	–	308	406	–	714	1,683	2,397
Dividends and interest on capital of Vale S.A.'s shareholders	28(c)	–	–	(11,722)	–	–	–	–	(11,722)	–	(11,722)
Dividends of noncontrolling interests		–	–	–	–	–	–	–	–	(1)	(1)
Transaction with noncontrolling interests (i)		–	–	–	–	4,593	–	–	4,593	(1,222)	3,371
Shares buyback program	28(b)	–	–	–	(1,942)	–	–	–	(1,942)	–	(1,942)
Share-based payment program	27(a)	–	–	–	8	(48)	–	–	(40)	–	(40)
Balance as of June 30, 2024		77,300	3,634	94,459	(19,673)	(978)	27,826	22,883	205,451	7,855	213,306

(i) The effect on equity attributable to noncontrolling interests includes the derecognition of noncontrolling shareholders of PT Vale Indonesia Tbk in the amount of R$9,050 (US$1,628) (note 15b) and the recognition of noncontrolling shareholders of Vale Base Metals Limited in the amount of R$7,828 (US$1,514) (note 15c).

The accompanying notes are an integral part of these interim financial statements.

9

Interim Value Added Statement

In millions of Brazilian reais

	Consolidated		Parent company
	Three-month period ended June 30,
	2025	2024	2025	2024
Generation of value added
Gross revenue
Revenue from products and services	98,216	94,777	61,339	69,211
Revenue from the construction of own assets	3,042	3,758	2,973	3,222
Other revenues	676	622	484	534
Less:
Cost of products, goods and services sold	(21,799)	(18,431)	(12,504)	(12,395)
Material, energy, third-party services and other	(25,761)	(24,277)	(9,482)	(9,527)
Impairment and gains (losses) on disposal of non-current assets, net	(2,199)	5,415	(1,577)	(163)
Expenses related to Brumadinho event	(1,144)	(861)	(1,144)	(861)
De-characterization of dams	362	682	362	682
Other costs and expenses	(7,089)	(8,491)	(4,080)	(4,559)
Gross value added	44,304	53,194	36,371	46,144
Depreciation, amortization and depletion	(8,521)	(7,677)	(5,313)	(4,802)
Net value added	35,783	45,517	31,058	41,342

Received from third parties
Equity results	(24)	1,200	2,549	5,720
Financial result	934	4,273	(424)	4,260
Total value added to be distributed	36,693	50,990	33,183	51,322

Personnel and charges
Direct compensation	5,733	4,745	2,916	2,740
Benefits	2,344	2,049	1,823	1,744
FGTS	260	271	232	244
Taxes and contributions
Federal taxes	6,925	4,917	6,853	8,295
State taxes	2,186	2,371	2,104	2,293
Municipal taxes	86	124	65	94
Remuneration of third-party capital
Interest (net derivatives and monetary and exchange rate variation)	(1,720)	12,738	(1,550)	12,223
Leasing	519	857	495	806
Remuneration of own capital
Reinvested net income from continuing operations	20,245	22,883	20,245	22,883
Net income attributable to noncontrolling interest	115	35	–	–
Distributed value added	36,693	50,990	33,183	51,322

The accompanying notes are an integral part of these interim financial statements.

9

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

1. Corporate information

Vale S.A. (the “Parent Company”) is a public company headquartered in the city of Rio de Janeiro, Brazil. Vale’s share capital consists of common shares, traded on the stock exchange.

In Brazil, Vale's common shares are listed on B3 under the code VALE3. The Company also has American Depositary Receipts (ADRs), with each representing one common share, traded on the New York Stock Exchange (NYSE) under the code VALE. Additionally, the shares are traded on LATIBEX under the code XVALO, which is an unregulated electronic market established by the Madrid Stock Exchange for the trading of Latin American securities. The Company's shareholding structure is disclosed in note 28.

Vale, together with its subsidiaries (“Vale” or the “Company”), is one of the world's largest producers of iron ore and nickel. The Company also produces iron ore pellets and copper. Nickel and copper concentrates contain by-products such as platinum group metals (PGM), gold, silver, and cobalt. Most of the Company’s products are sold to international markets, through the Company's main trading Company, Vale International S.A. (“VISA”), a wholly owned subsidiary located in Switzerland.

The Company is engaged in greenfield mineral exploration in six countries, including Brazil, USA, Canada, Chile, Peru and Indonesia. It also operates extensive logistics systems in Brazil, Oman and other regions worldwide, including railways, maritime terminals, and ports integrated with mining operations. Additionally, the Company has distribution centers to support its iron ore shipments globally.

Vale also holds investments in energy businesses to meet part of its energy consumption needs through renewable sources.

The Company's operations are organized into two operational segments: "Iron Solutions" and "Energy Transition Metals" (note 4).

Iron Solutions – Comprise iron ore extraction and iron ore pellets and briquettes production.

•	Iron ore. Currently, Vale operates three systems in Brazil for the production and distribution of iron ore. The Northern System (Carajás, State of Pará, Brazil) is fully integrated and comprises three mining complexes, a railway and a maritime terminal. The Southeast System (Quadrilátero Ferrífero, Minas Gerais, Brazil) is fully integrated, consisting of three mining complexes, a railway, a maritime terminal, and a port. The Southern System (Quadrilátero Ferrífero, Minas Gerais, Brazil) consists of two mining complexes and two maritime terminals.
•	Iron ore pellets and other ferrous product. Currently, Vale has a diversified portfolio of agglomerates, which includes iron ore pellets and briquettes. Vale operates eight pelletizing plants in Brazil and two in Oman.

Energy Transition Metals – Includes the production of nickel, copper and its by-products.

•	Nickel. The Company's primary nickel operations are conducted by Vale Canada Limited ("Vale Canada"), which owns mines and processing plants in Canada and Brazil and nickel refining facilities in the United Kingdom and Japan. Vale also holds investments in nickel operations in Indonesia.
•	Copper. In Brazil, Vale produces copper concentrates at Sossego and Salobo operations, in Carajás, State of Pará. In Canada, Vale produces copper concentrates and copper cathodes associated with its nickel mining operations in Sudbury (located in Ontario) and Voisey’s Bay (located in Newfoundland and Labrador).
•	Other energy transition metals. The ore extracted by Vale Canada in Sudbury yields cobalt, PGMs (Platinum Group Metals), silver, and gold as by-products, which are processed at refining facilities in Port Colborne, Ontario. In Canada, Vale also produces refined cobalt at its Long Harbour facilities in Newfoundland and Labrador. The copper operations in Sossego and Salobo in Brazil also yield silver and gold as by-products.

10

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

2. Basis of preparation of consolidated interim financial statements

The consolidated and individual interim financial statements (equivalent to condensed interim financial statements) of the Company (“interim financial statements”) were prepared and are statements in accordance with CPC 21 – Statement issued by the Accounting Pronouncements Committee (“CPC”), in accordance with IAS 34 - Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”). All material information for the interim financial statements, and only this information, are presented and consistent to those used by the Company's Management.

The interim financial statements have been prepared to update users on the relevant events and transactions that occurred in the period and must be read together with the financial statements for the year ended December 31, 2024. All accounting policies, accounting estimates and judgments, risk management and measurement methods are the same as those adopted in the preparation of the latest annual financial statements.

These interim financial statements were authorized for issue by the Board of Directors on July 31, 2025.

a) Statement of Value Added

The presentation of the parent company and consolidated statements of value added is required by the Brazilian corporate legislation and the accounting practices adopted in Brazil for listed companies, while it is not required by IFRS. Therefore, under the IFRS, the presentation of such statements is considered supplementary information, and not part of the set of financial statements. The Statement of Value Added was prepared in accordance with the criteria defined in Technical Pronouncement CPC 09 - "Statement of Value Added".

b) Functional currency and presentation currency

The interim financial statements of the Company and its associates and joint ventures are measured using the currency of the primary economic environment in which each entity operates (“functional currency”), in the case of the Parent Company it is the Brazilian real (“R$”). For presentation purposes, these interim financial statements are presented in the United States dollars (“US$”) as the Company believes that this is how international investors analyze the financial statements.

The main exchange rates used by the Company to translate its foreign operations are as follows:

			Average rate
	Closing rate		Three-month period ended June 30,		Six-month period ended June 30,
	June 30, 2025	December 31, 2024	2025	2024	2025	2024
US Dollar ("US$")	5.4571	6.1923	5.6661	5.2129	5.7591	5.0843
Canadian dollar ("CAD")	4.0067	4.3047	4.0932	3.8107	4.0867	3.7426
Euro ("EUR")	6.4230	6.4363	6.4236	5.6132	6.2922	5.4969

c) Tariffs applied by the United States of America

The Company is subject to external risk factors related to its operations and its customer portfolio and supply chain profile.

In February 2025, the President of the United States of America ("USA") signed an executive order imposing tariffs on products from several countries. The program establishes individualized import tariffs per country, based on a minimum tariff of 10%. The effective date and tariff amounts vary from country to country.

In July 2025 (subsequent event), the President of the USA announced the application of 50% tariffs on imports from Brazil, effective August 1, 2025. The Company's sales to USA are not relevant. The Company is monitoring developments and, until this date, Vale does not expect any significant effects on its operations or cash flows.

d) Israel-Iran conflict

The Company monitors international geopolitical developments and is subject to external risk factors related to its operations and the profile of its client portfolio and supply chains.

At this date, no significant direct effects of the conflict on the Company's operations or on the fair value of its assets and liabilities have been identified. However, the Company is constantly monitoring the situation and assessing potential impacts.

11

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

3. Significant events and transaction related to the three-month period ended June 30, 2025

•	Shareholder remuneration – In July 2025 (subsequent event), the Board of Directors approved shareholder remuneration in the amount of R$8,091 (US$1,448 million), which will be paid in September 2025. Further details are presented in note 28(c) of these interim financial statements.
•	Debentures public offering – In June 2025, the Company issued Debentures of R$6 billion (US$1,080 million), maturing in 2032, 2035 and 2037. Further details are presented in note 9(c) of these interim financial statements.

4. Information by business segment and geographic area

The Company’s adjusted EBITDA is defined as operating income or loss, including the EBITDA from interests in associates and joint ventures; and excluding (i) depreciation, depletion, and amortization; and (ii) impairment and gains (losses) on disposal of non-current assets, net and other.

Segment	Main activities
Iron Solutions	Comprises the extraction and production of iron ore, iron ore pellets, other ferrous products, and its logistic related services.
Energy Transition Metals	Includes the extraction and production of nickel and its by-products (gold, silver, cobalt, and other metals), and copper, as well as its by-products (gold and silver).

In addition, unallocated items to the operating segment includes corporate expenses, research and development of greenfield exploration projects, as well as expenses related to the Brumadinho event and de-characterization of dams and asset retirement obligations.

a) Adjusted EBITDA

					Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Iron ore		13,551	16,013	27,210	28,418
Iron ore pellets		2,702	3,770	5,825	8,139
Other ferrous products and logistics services		594	487	699	826
Iron Solutions		16,847	20,270	33,734	37,383

Nickel		1,109	560	1,334	646
Copper		3,046	1,826	6,226	3,232
Other energy transition metals		(112)	(293)	(308)	(512)
Energy Transition Metals		4,043	2,093	7,252	3,366

Unallocated items (i)		(1,743)	(1,524)	(3,650)	(2,897)

Adjusted EBITDA		19,147	20,839	37,336	37,852

Depreciation, depletion and amortization		(4,416)	(4,137)	(8,521)	(7,677)
Impairment and gains (losses) on disposal of non-current assets, net and other (ii)		(1,670)	4,997	(4,088)	4,637
EBITDA from associates and joint ventures		(1,712)	(1,316)	(2,834)	(2,323)
Operating income		11,349	20,383	21,893	32,489

Equity results and other results in associates and joint ventures	14	(366)	580	(24)	1,200
Financial results	6	1,004	(6,614)	2,186	(8,793)
Income before income taxes		11,987	14,349	24,055	24,896

(i) Includes income (expenses) from Vale Base Metals Limited that were not allocated to the operating segment in the amount of R$(279) (US$(49) million) and R$(419) (US$(74) million) for the three and six-month period ended June 30, 2025, respectively. (2024: R$(3) (US$2 million) and R$ (242) (US$ (45) million), respectively).

(ii) Includes adjustments of R$927 (US$168 million) and R$1,899 (US$335 million) for the three and six-month period ended June 30, 2025, respectively, (2024: R$447 (US$82 million) and R$778 (US$149 million), respectively), to reflect the performance of the streaming transactions at market prices.

12

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Net operating revenue by business segment and geographic area

	Consolidated
	Three-month period ended June 30, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	23,623	—	—	23,623	599	149	65	813	24,436
Japan	3,170	223	3	3,396	294	—	—	294	3,690
Asia, except Japan and China	3,009	472	14	3,495	551	1,068	15	1,634	5,129
Brazil	1,323	1,843	1,093	4,259	89	—	34	123	4,382
United States of America	—	381	4	385	1,114	—	42	1,156	1,541
Americas, except United States and Brazil	—	260	1	261	867	—	—	867	1,128
Germany	435	173	—	608	707	1,239	11	1,957	2,565
Europe, except Germany	1,018	71	—	1,089	1,391	1,977	49	3,417	4,506
Middle East, Africa, and Oceania	—	2,266	—	2,266	164	—	—	164	2,430
Net operating revenue	32,578	5,689	1,115	39,382	5,776	4,433	216	10,425	49,807

	Consolidated
	Three-month period ended June 30, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	25,505	—	—	25,505	536	985	155	1,676	27,181
Japan	3,707	457	2	4,166	672	—	—	672	4,838
Asia, except Japan and China	2,640	581	13	3,234	322	223	—	545	3,779
Brazil	1,425	2,143	902	4,470	63	—	6	69	4,539
United States of America	—	263	—	263	1,017	—	42	1,059	1,322
Americas, except United States and Brazil	—	558	—	558	720	202	—	922	1,480
Germany	465	253	—	718	418	357	—	775	1,493
Europe, except Germany	1,377	55	—	1,432	742	1,886	51	2,679	4,111
Middle East, Africa, and Oceania	—	2,958	—	2,958	34	—	—	34	2,992
Net operating revenue	35,119	7,268	917	43,304	4,524	3,653	254	8,431	51,735

(i) Includes operating revenue of China Mainland in the amount of R$23,877 (US$4,230 million) (2024: R$26,082 (US$4,994 million)) and Taiwan in the amount of R$559 (US$99 million) (2024: R$1,099 (US$210 million)).

	Consolidated
	Six-month period ended June 30, 2025
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	44,792	—	—	44,792	1,137	1,115	104	2,356	47,148
Japan	5,769	335	4	6,108	611	—	—	611	6,719
Asia, except Japan and China	6,134	702	51	6,887	1,115	1,234	41	2,390	9,277
Brazil	2,775	4,047	2,025	8,847	224	—	65	289	9,136
United States of America	—	697	4	701	2,422	—	154	2,576	3,277
Americas, except United States and Brazil	—	542	1	543	1,567	—	—	1,567	2,110
Germany	916	412	—	1,328	1,534	2,371	33	3,938	5,266
Europe, except Germany	2,303	265	—	2,568	2,562	4,039	64	6,665	9,233
Middle East, Africa, and Oceania	—	4,842	—	4,842	210	—	—	210	5,052
Net operating revenue	62,689	11,842	2,085	76,616	11,382	8,759	461	20,602	97,218

13

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Six-month period ended June 30, 2024
	Iron Solutions				Energy Transition Metals
	Iron ore	Iron ore pellets	Other ferrous products and logistics services	Total Iron Solutions	Nickel and other products	Copper	Other energy transition metals	Total Energy Transition Metals	Net operating revenue
China (i)	43,637	—	—	43,637	889	1,772	155	2,816	46,453
Japan	6,285	779	4	7,068	1,155	—	—	1,155	8,223
Asia, except Japan and China	4,941	774	26	5,741	779	208	—	987	6,728
Brazil	3,055	4,721	1,619	9,395	101	—	20	121	9,516
United States of America	—	522	—	522	1,899	—	105	2,004	2,526
Americas, except United States and Brazil	—	1,158	—	1,158	1,330	503	—	1,833	2,991
Germany	802	427	—	1,229	897	984	—	1,881	3,110
Europe, except Germany	2,572	258	—	2,830	1,520	3,040	106	4,666	7,496
Middle East, Africa, and Oceania	33	6,476	—	6,509	74	—	—	74	6,583
Net operating revenue	61,325	15,115	1,649	78,089	8,644	6,507	386	15,537	93,626

(i) Includes operating revenue of China Mainland in the amount of R$46,092 (US$ 8,031 million) (2024: R$44,273 (US$8,668 million)) and Taiwan in the amount of R$1,056 (US$184 million) (2024: R$2,180 (US$429 million)).

No customer individually represented 10% or more of the Company’s revenues in the periods presented above.

c) Costs of goods and services rendered by business segment

			Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Iron Ore	19,142	18,576	35,535	31,968
Iron Ore Pellets	3,267	3,676	6,531	7,334
Other ferrous products and logistics services	797	800	1,593	1,350
Iron Solutions	23,206	23,052	43,659	40,652

Nickel	4,428	3,804	9,731	7,637
Copper	2,279	2,043	4,253	3,673
Other Energy Transition Metals	206	258	431	429
Energy Transition Metals	6,913	6,105	14,415	11,739

Depreciation, depletion and amortization	4,302	3,977	8,158	7,337
Cost of goods sold and services rendered	34,421	33,134	66,232	59,728

d) Assets by geographic area

	Consolidated
	June 30, 2025				December 31, 2024
	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total	Investments in associates and joint ventures	Intangible	Property, plant and equipment	Total
Brazil	12,600	48,928	177,842	239,370	12,670	54,781	177,757	245,208
Canada	—	9,565	53,946	63,511	—	10,315	58,533	68,848
Americas, except Brazil and Canada	—	—	22	22	—	—	21	21
Indonesia	10,187	—	352	10,539	11,676	—	376	12,052
China	—	6	16	22	—	3	25	28
Asia, except Indonesia and China	—	2	3,560	3,562	—	2	4,046	4,048
Europe	—	—	3,247	3,247	—	1	3,647	3,648
Oman	3,321	2	2,729	6,052	3,812	3	3,189	7,004
Total	26,108	58,503	241,714	326,325	28,158	65,105	247,594	340,857

14

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

5. Costs and expenses by nature

a) Cost of goods sold, and services rendered

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Services	6,764	6,259	12,727	11,365
Freight	6,482	6,188	12,403	10,836
Depreciation, depletion and amortization	4,302	3,977	8,158	7,337
Personnel	4,016	3,565	7,946	6,307
Materials	4,179	3,756	7,703	6,933
Acquisition of products	3,541	2,586	6,790	4,440
Royalties	1,730	1,814	3,241	3,244
Fuel oil and gas	1,633	1,893	3,181	3,722
Energy	778	816	1,490	1,654
Others	996	2,280	2,593	3,890
Total	34,421	33,134	66,232	59,728

b) Selling and administrative expenses

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Personnel	332	274	691	605
Services	188	230	343	401
Depreciation and amortization	41	52	182	101
Other	181	161	371	306
Total	742	717	1,587	1,413

c) Other operating expenses, net

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Expenses related to Brumadinho event	23	(532)	(358)	(1,144)	(861)
Reversal in provisions related to de-characterization of dam and asset decommissioning obligation, net	25	292	486	294	743
Provision for litigations	26(a)	(190)	(266)	(521)	(515)
Profit sharing program		(130)	(207)	(361)	(630)
Expenses related with socio-environmental commitments		(193)	(185)	(273)	(242)
Others		(499)	(951)	(760)	(1,214)
Total		(1,252)	(1,481)	(2,765)	(2,719)

15

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

6. Financial results

		Consolidated
		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Financial income
Short-term investments		537	390	1,111	791
Other		100	16	204	153
		637	406	1,315	944
Financial expenses
Loans and borrowings interest	9(c)	(1,301)	(1,056)	(2,595)	(1,880)
Bond premium repurchase	9(c)	–	–	(254)	–
Interest on supplier finance arrangements		(244)	(227)	(473)	(456)
Interest on REFIS		(133)	(124)	(240)	(261)
Interest on lease liabilities	22	(45)	(70)	(89)	(141)
Other		(559)	(424)	(861)	(844)
		(2,282)	(1,901)	(4,512)	(3,582)
Other financial items, net
Foreign exchange and indexation gains (losses), net		210	(1,360)	(1,838)	(3,227)
Participative shareholders' debentures	20	(643)	(1,254)	(418)	(437)
Derivative financial instruments, net	18	3,082	(2,505)	7,639	(2,491)
		2,649	(5,119)	5,383	(6,155)
Total		1,004	(6,614)	2,186	(8,793)

7. Taxes

In December 2021, the Organization for Economic Co-operation and Development (“OECD”) released the Pillar Two model rules to reform international corporate taxation. Multinational economic groups within the scope of these rules are required to calculate their effective tax rate in each country where they operate, the “GloBE effective tax rate”.

When the effective GloBE rate of any entity in the economic group, aggregated by jurisdiction where the group operates, is lower than the minimum rate defined at 15%, the multinational group must pay a supplementary amount of tax on profit, referring to the difference between its rate effective GloBE and the minimum tax rate.

The Company is subject to OECD Pillar Two model rules in Australia, Brazil, Canada, Indonesia, Japan, Luxembourg, Malaysia, Netherlands, Singapore, Switzerland and United Kingdom. Therefore, the impacts from Pilar Two are already being considered on the calculation of income tax for these jurisdictions.

However, the Company does not expect material impacts on the calculation of income tax or on the financial statements for the current and future periods, from the application of the Pillar Two rules currently in effect.

The Company applied the relief from the requirement to recognize and disclose deferred taxes arising from enacted or substantively enacted tax law that implements the Pillar Two model rule, according to IAS 12 – Income taxes.

a) Income tax reconciliation

Income tax expense is recognized based on the estimate of the weighted average effective tax rate expected for the full year, adjusted for the tax effect of certain items that are recognized in full on the interim tax calculation. Therefore, the effective tax rate in the interim financial statements may differ from management’s estimate of the effective tax rate for the year. The reconciliation of the taxes calculated according to the nominal tax rates and the amount of taxes recorded is shown below:

16

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

		Consolidated		Parent company
		Three-month period ended June 30,
	Notes	2025	2024	2025	2024
Income before income taxes		11,987	14,349	11,602	13,483
Income taxes at statutory rate (34%)		(4,076)	(4,879)	(3,945)	(4,584)
Adjustments that affect the taxes basis:
Tax incentives		3,275	1,564	2,687	1,498
Addition of tax loss carryforward		1,070	2,079	1,585	2,331
Equity results		(81)	15	83	1,978
Effects on tax computation of foreign operations		194	(57)	(22)	9
Reclassification of cumulative adjustments to the income statement		–	(25)	–	—
Gain on divestment in PTVI	15(b)	–	1,931	–	—
Other		(182)	(391)	91	(123)
Income taxes		200	237	479	1,109
Current tax		(1,627)	(3,361)	(857)	(2,597)
Deferred tax		1,827	3,598	1,336	3,706
Income taxes		200	237	479	1,109

		Consolidated		Parent company
		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Income before income taxes		24,055	24,896	24,157	28,355
Income taxes at statutory rate (34%)		(8,179)	(8,465)	(8,213)	(9,641)
Adjustments that affect the taxes basis:
Tax incentives		5,672	3,889	4,583	3,761
Addition of tax loss carryforward		655	1,224	(186)	(1,200)
Equity results		(27)	(19)	848	1,513
Tax effects on temporary differences – Energy Assets	15(a)	(771)	—	(771)	—
Effects on tax computation of foreign operations		(448)	(109)	(42)	—
Reclassification of cumulative adjustments to the income statement		(19)	(114)	–	—
Gain on divestment in PTVI	15(b)	–	1,931	–	—
Other		(578)	(315)	(131)	95
Income taxes		(3,695)	(1,978)	(3,912)	(5,472)
Current tax		(2,725)	(6,990)	(1,666)	(5,870)
Deferred tax		(970)	5,012	(2,246)	398
Income taxes		(3,695)	(1,978)	(3,912)	(5,472)

17

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Deferred income tax assets and liabilities

	Consolidated
	Assets	Liabilities	Deferred taxes, net
Balance as of December 31, 2024	51,050	2,757	48,293
Effect in income statement	(790)	181	(971)
Other comprehensive income	10	38	(28)
Transfer between assets and liabilities	(507)	(507)	–
Translation adjustment	(730)	(83)	(647)
Transfer to held for sale (Energy Assets)	(56)	(1,694)	1,638
Balance as of June 30, 2025	48,977	692	48,285

Balance as of December 31, 2023	46,307	4,210	42,097
Effect in income statement	4,576	(501)	5,077
Other comprehensive income	3,145	75	3,070
Transfer between assets and liabilities	257	257	–
Translation adjustment	919	439	480
Balance as of June 30, 2024	55,204	4,480	50,724

c) Income taxes - Settlement program ("REFIS")

	Consolidated
	June 30, 2025	December 31, 2024
Current liabilities	2,250	2,184
Non-current liabilities	5,297	6,234
REFIS liabilities	7,547	8,418

SELIC rate	15.00%	12.25%

The balance mainly relates to the settlement program of claims regarding the collection of income tax and social contribution on equity gains of foreign subsidiaries and associates from 2003 to 2012. This amount bears SELIC interest rate (Special System for Settlement and Custody) and will be paid in monthly installments until October 2028 and the impact of the SELIC over the liability is recorded under the Company’s financial results (note 6).

d) Uncertain tax positions ("UTP")

The amount under discussion with the tax authorities is R$38,389 (US$7,034 million) as of June 30, 2025 (December 31, 2024: R$36,773 (US$5,939 million) which may reduce tax losses by R$3,693 (US$677 million) as of June 30, 2025 (December 31, 2024: R$3,693 (US$596 million)), if the tax authority does not accept the tax treatment adopted by the Company in relation to these matters.

	Consolidated
	June 30, 2025			December 31, 2024
UTPs not recorded on statement of financial position (iii)	Assessed (i)	Potential (ii)	Total	Assessed (i)	Potential (ii)	Total
Transfer pricing over the exportation of ores to a foreign subsidiary	21,801	9,958	31,759	20,974	9,958	30,932
Expenses of interest on capital	8,180	–	8,180	7,814	–	7,814
Proceeding related to income tax paid abroad	2,737	–	2,737	2,642	–	2,642
Goodwill amortization	4,832	417	5,249	4,603	386	4,989
Payments to Renova Foundation	1,940	2,171	4,111	1,865	2,171	4,036
Other	2,592	–	2,592	2,568	–	2,568
	42,082	12,546	54,628	40,466	12,515	52,981

UTPs recorded on statement of financial position
Deduction of CSLL in Brazil	985	–	985	952	–	952
	985	–	985	952	–	952

(i) Includes the tax effects arising from the reduction of the tax losses and negative basis of the CSLL without fines and interest.

(ii) Includes the principal, without fines and interest.

(iii) Based on the assessment of its internal and external legal advisors, the Company believes that the tax treatment adopted for these matters will be accepted in decisions of the higher courts on last instance.

18

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

e) Recoverable and taxes payables

						Consolidated
	Current assets		Non-current assets		Current liabilities
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Value-added tax ("ICMS")	1,660	1,609	89	18	624	211
Brazilian federal contributions ("PIS" and "COFINS")	910	1,646	6,366	6,036	14	90
Income taxes	4,640	3,490	1,885	1,975	3,872	1,961
Financial compensation for the exploration of mineral resources ("CFEM")	—	—	—	—	350	387
Other	75	66	—	1	701	910
Total	7,285	6,811	8,340	8,030	5,561	3,559

8. Basic and diluted earnings per share

The basic and diluted earnings per share are presented below:

	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Net income attributable to Vale S.A.'s shareholders	12,081	14,592	20,245	22,883

Thousands of shares
Weighted average number of common shares outstanding	4,268,779	4,274,769	4,268,769	4,283,095
Weighted average number of common shares outstanding and potential ordinary shares	4,274,808	4,279,782	4,274,798	4,288,108

Basic and diluted earnings per share	2.83	3.41	4.74	5.34

9. Cash flows reconciliation

a) Cash flow from operating activities

		Consolidated		Parent company
		Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Cash flow from operating activities:
Income before income taxes		24,055	24,896	24,157	28,355
Adjusted for:
Equity results from subsidiaries	14	—	—	(2,573)	(4,520)
Equity results and other results in associates and joint ventures	14	24	(1,200)	24	(1,200)
Impairment and gains (losses) on disposal of non-current assets, net	15(a), 15(b), 16 and 17	2,199	(5,415)	1,577	163
Review of estimates related to the provision of Brumadinho	23	280	(113)	280	(113)
Review of estimates related to the provision of de-characterization of dams	25	(363)	(683)	(363)	(683)
Depreciation, depletion and amortization		8,521	7,677	5,313	4,802
Financial results, net	6	(2,186)	8,793	(1,007)	7,971
Changes in assets and liabilities:
Accounts receivable	10	1,074	8,785	5,156	2,038
Inventories	11	(2,264)	(2,154)	(32)	477
Suppliers and contractors	12	3,842	(640)	2,820	(853)
Other assets and liabilities, net		(4,125)	(5,590)	(3,190)	(1,433)
Cash flow from operations		31,057	34,356	32,162	35,004

19

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Cash flow from investing activities

		Consolidated		Parent company
	Six-month period ended June 30,
	Notes	2025	2024	2025	2024
Proceeds from the partial disposal of VBML shares	15(c)	—	12,697	—	—
Proceeds from the partial disposal of PTVI shares	15(b)	—	862	—	—
Cash received from disposal of investments, net		—	13,559	—	—

c) Reconciliation of debt to cash flows arising from financing activities

	Consolidated
	Quoted in the secondary market	Other debt contracts in Brazil	Other debt contracts on the international market	Total
December 31, 2024	52,879	2,088	36,631	91,598
Additions	10,324	–	8,350	18,674
Payments	(2,073)	(123)	(3,445)	(5,641)
Interest paid (i)	(1,760)	(53)	(1,107)	(2,920)
Cash flow from financing activities	6,491	(176)	3,798	10,113
Transfer to held for sale (Energy Assets)	(1,206)	(170)	–	(1,376)
Effect of exchange rate	(5,530)	(109)	(4,348)	(9,987)
Interest accretion	2,209	50	958	3,217
Non-cash changes	(4,527)	(229)	(3,390)	(8,146)
June 30, 2025	54,843	1,683	37,039	93,565

December 31, 2023	36,182	1,211	22,982	60,375
Additions	5,389	0	4,777	10,166
Payments	(256)	(119)	(2,717)	(3,092)
Interest paid (i)	(1,160)	(55)	(804)	(2,019)
Cash flow from financing activities	3,973	(174)	1,256	5,055
Effect of exchange rate	5,216	0	3,952	9,168
Interest accretion	1,157	55	739	1,951
Non-cash changes	6,373	55	4,691	11,119
June 30, 2024	46,528	1,092	28,929	76,549

(i) Classified as operating activities in the statement of cash flows.

Funding

•	In June 2025, the Company issued debentures of R$6.000 (US$1,080 million) indexed to IPCA plus 6.76% to 6.89% per year, paid semi-annually. The issuance was structured in three series of R$2.000 (US$360 million) each, maturing in 2032, 2035, and 2037. The proceeds will be used in infrastructure projects related with the railway concessions.
•	In June 2025, the Company contracted loan of R$823 (US$150 million) with Bank of China indexed to SOFR plus spread adjustments and maturing in 2030.
•	In June 2025, the Company contracted a loan of R$556,5 (US$100 million) with HSBC Bank indexed to SOFR plus spread adjustments and maturing in 2028.
•	In June 2025, the Company contracted a loan of R$1.379 (US$247 million) with Industrial and Commercial Bank of China indexed to SOFR plus spread adjustments and maturing in 2030.
•	In May 2025, the Company contracted a loan of R$565 (US$100 million) with Oversea-Chinese Banking Corporation indexed to SOFR plus spread adjustments and maturing in 2026.
•	In March 2025, the Company contracted a loan of R$287 (US$50 million) with DBS Bank indexed to SOFR plus spread adjustments and maturing in 2026.
•	In March 2025, the Company contracted a loan of R$1,552 (US$270 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In February 2025, the Company issued bonds of R$4,324 (US$750 million) with a coupon of 6.40% per year, payable semi-annually, and maturing in 2054.
•	In February 2025, the Company contracted a loan of R$1,557 (US$270 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.
•	In January 2025, the Company contracted a loan of R$1,629 (US$271 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2029.

20

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

•	In March 2024, the Company contracted a loan of R$1,791 (US$360 million) with the Japan Bank of International Cooperation (“JBIC”) indexed to SOFR plus spread adjustments and maturing in 2035.
•	In March 2024, the Company contracted a loan of R$300 (US$60 million) with the CIBC indexed to SOFR plus spread adjustments and maturing in 2024.
•	In February 2024, the Company contracted a loan of R$827 (US$166 million) with Banco Santander indexed to SOFR plus spread adjustments and maturing in 2025.
•	In February 2024, the Company contracted a loan of R$170 (US$34 million) with Credit Agricole Bank indexed to SOFR plus spread adjustments and maturing in 2025.
•	From January to February 2024, the Company contracted a loan of R$1,238 (US$250 million) with Banco Bradesco with a fixed rate maturing in 2025.

Payments

•	In April 2025, the Company paid principal and interest of debentures, in the amount of R$164 (US$28 million).
•	In March 2025, Vale redeemed notes maturing in 2034, 2036 and 2039, in the total amount of R$1.890 (US$329 million) and paid a premium of R$254 (US$44 million), recorded as “Bond premium repurchase” in the financial results for the six-month period ended June 30, 2025.
•	In March 2025, the Company partially settled the loan contracted with The New Development Bank ("NDB"), in the amount of R$862 (US$150 million).
•	In January 2024, the Company paid principal and interest of debentures, in the amount of R$226 (US$46 million).

d) Non-cash transactions

	Consolidated		Parent company
	Six-month period ended June 30,
	2025	2024	2025	2024

Non-cash transactions:
Additions to PP&E with capitalized loans and borrowing costs	71	69	71	69

10. Accounts receivable

		Consolidated		Parent company
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Receivables from contracts with customers
Third parties
Iron Solutions		7,580	9,536	1,797	2,339
Energy Transition Metals		4,529	4,880	–	–
Other		73	121	38	75
Related parties	29(b)	804	385	19,601	26,329
Accounts receivable		12,986	14,922	21,436	28,743
Expected credit loss		(295)	(322)	(84)	(80)
Accounts receivable, net		12,691	14,600	21,352	28,663

21

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Provisionally priced commodities sales - The Company is mainly exposed to iron ore and copper price risk. The determination of the final sales price for these commodities is based on the pricing period outlined in the sales contracts, typically occurring after the revenue recognition date. Consequently, the Company initially recognizes revenue using a provisional invoice. Subsequently, the receivables associated with provisionally priced products are measured at fair value through profit or loss (note 19). Any fluctuations in the value of these receivables are reflected in the Company's net operating revenue.

The sensitivity of the Company’s risk related to the final settlement of provisionally priced accounts receivables is detailed below:

	June 30, 2025
	Thousand metric tons	Provisional price (US$/ton)	Variation	Effect on revenue (R$ million)
Iron ore	20,353	94	+/- 10%	+/- 1,086
Copper	63	9,483	+/- 10%	+/- 336

11. Inventories

	Consolidated		Parent company
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Finished products
Iron Solutions	15,307	15,435	5,481	5,355
Energy Transition Metals	3,570	3,535	–	–
	18,877	18,970	5,481	5,355

Work in progress	3,946	4,282	–	3
Consumable inventory	5,804	6,119	2,566	2,733

Net realizable value provision (i)	(21)	(858)	(16)	(116)
Total of inventories	28,606	28,513	8,031	7,975

(i) In the six-month period ended June 30, 2025, the effect of provision for net realizable value was R$444 (US$78 million) (2024: R$265 (US$53 million)).

12. Suppliers and contractors

		Consolidated		Parent company
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Third parties		28,205	24,797	16,861	14,398
Related parties	29(b)	1,557	1,420	1,117	888
Total		29,762	26,217	17,978	15,286

The financial liabilities presented as Suppliers and contractors in the Company's statement of financial position represent the outstanding balance of invoices with suppliers for purchases of goods and services, being the average due date usually approximately 60 days.

The Company enters into supplier finance arrangements ("Arrangements") as part of the working capital strategy used in the Company's usual operating cycle, being the payment term extension limited to a short-term period. The Company is also party in agreements structured so that certain suppliers can advance their receivables with Vale due to purchases of materials and services, without any type of change in value or payment terms for the Company. These supplier finance arrangements continue to be presented as suppliers in the Company's statement of financial position, as the terms and conditions of the original liabilities were not substantially modified. The carrying amount related to these transactions is shown below:

22

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated		Parent company
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Carrying amount of accounts payable included in the Arrangements of which suppliers have already received payment	7,481	8,313	6,225	6,816
Carrying amount of accounts payable included in the Arrangements of which suppliers have not yet received payment	–	36	–	–
Total carrying amount relating to Arrangements with suppliers and contractors	7,481	8,349	6,225	6,816

Financial charges related to the increase in payment terms are recognized in the financial results as interest on supplier finance arrangements (note 6). The financial charges recognized in the income statement for the six-month period ended June 30, 2025 and 2024 due to the Arrangements totaled, respectively, R$473 (US$82 million) and R$456 (US$90 million).

13. Other financial assets and liabilities

		Consolidated
		Current		Non-Current
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Other financial assets
Restricted cash		–	–	46	78
Derivative financial instruments	18	2,285	331	1,552	91
Investments in equity securities		–	–	310	337
Loans - Related parties	29(a)	416	–	399	923
		2,701	331	2,307	1,429
Other financial liabilities
Derivative financial instruments	18	633	1,220	610	2,650
Other financial liabilities - Related parties	29(b)	1,053	1,803	–	–
Liabilities related to the concession grants	13(a)	2,940	2,895	11,417	11,684
Other		1,075	1,961	1	199
		5,701	7,879	12,028	14,533

		Parent company
		Current		Non-Current
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Other financial assets
Restricted cash		–	–	26	24
Derivative financial instruments	18	1,904	194	1,106	35
Investments in equity securities		–	–	114	120
		1,904	194	1,246	179
Other financial liabilities
Derivative financial instruments	18	405	1,124	378	2,491
Pre-export payments - Related parties	29(b)	14,172	14,731	50,774	58,976
Other financial liabilities - Related parties	29(b)	2,715	3,380	–	–
Liabilities related to the concession grants	13(a)	2,940	2,895	11,417	11,684
Other		–	–	1	1
		20,232	22,130	62,570	73,152

23

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

a) Liabilities related to the concession grants

	Consolidated					Discount rate
	December 31, 2024	Revision to estimates	Monetary and present value adjustments	Disbursements	June 30, 2025	June 30, 2025	December 31, 2024	Remaining term of obligations
Payment obligation	6,924	90	293	(157)	7,150	6.94% - 11.04%	7.32% - 11.04%	32 years
Infrastructure investment	7,655	166	296	(910)	7,207	6.82% - 8.13%	7.43% - 8.12%	8 years
	14,579	256	589	(1,067)	14,357
Current liabilities	2,895				2,940
Non-current liabilities	11,684				11,417
Liabilities	14,579				14,357

In December 2020, the Company entered into an agreement with the Federal Government to continue operating its concessions of the Estrada de Ferro Carajás (“EFC”) and Estrada de Ferro Vitória a Minas (“EFVM”) for thirty years more, extending the maturity date from 2027 to 2057.

Vale, the Brazilian National Land Transportation Agency (“ANTT”) and the Brazilian Federal Government, through the Ministry of Transportation (together: “Parties”), had been discussing the general conditions for concession contracts and on December 30,2024, the general basis for the renegotiation were agreed among the Parties and will comply with usual formalities and will be submitted for the authorities’ evaluation and approval. The renegotiation will be performed under the terms of the concession contracts, which remain in force, aiming to promote their modernization and updating.

24

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

14. Investments in associates and joint ventures

	Business	% ownership	December 31, 2024	Additions and capitalizations	Equity results in income statement	Dividends declared	Translation adjustment	Transfer to assets held for sale (note 15a)	Other	June 30, 2025
Direct subsidiaries
In Brazil
Aliança Geração de Energia S.A. (i)	Iron ore	100.00	5,995	–	168	–	–	(5,489)	(674)	–
Companhia Portuária da Baía de Sepetiba	Iron ore	100.00	557	–	68	–	–	–	26	651
Minerações Brasileiras Reunidas S.A.	Iron ore	100.00	1,401	–	63	(20)	–	–	–	1,444
Minerações Brasileiras Reunidas S.A. – Goodwill	–		4,060	–	–	–	–	–	–	4,060
Tecnored Desenvolvimento Tecnológico S.A.	Iron ore	100.00	133	133	(58)	–	–	–	–	208
Valepar – Goodwill	–		3,073	–	–	–	–	–	–	3,073
Other	–		865	183	19	–	–	–	153	1,220
Abroad										–
Vale Holdings B.V.	Holding	100.00	108,208	–	2,528	–	(8,079)	–	330	102,987
Other	–		290	185	(215)	–	(34)	–	1	227
			124,582	501	2,573	(20)	(8,113)	(5,489)	(164)	113,870
Associates and joint ventures
In Brazil
Aliança Norte Energia Participações S.A.	Energy	51.00	459	–	(61)	–	–	–	–	398
Anglo American Minério de Ferro do Brasil	Iron ore	15.00	4,104	7	180	(205)	(478)	–	1	3,609
Companhia Coreano-Brasileira de Pelotização	Pellets	50.00	468	–	40	(36)	–	–	–	472
Companhia Hispano-Brasileira de Pelotização	Pellets	50.89	257	–	20	(21)	–	–	–	256
Companhia Ítalo-Brasileira de Pelotização	Pellets	50.90	377	–	24	–	–	–	30	431
Companhia Nipo-Brasileira de Pelotização	Pellets	51.00	800	–	59	–	–	–	2	861
Samarco Mineração S.A. (note 24)	Pellets	50.00	–	–	–	–	–	–	–	–
MRS Logística S.A.	Logistics	49.01	3,659	–	376	–	–	–	(1)	4,034
VLI S.A.	Logistics	29.60	2,111	–	203	(92)	–	–	–	2,222
Other	–		435	8	4	(4)	–	–	(126)	317
Abroad
PT Vale Indonesia Tbk	Energy transition metals	33.88	11,676	–	(40)	(67)	(1,382)	–	–	10,187
Vale Oman Distribution Center	Logistics	50.00	3,812	–	74	(114)	(451)	–	–	3,321
Consolidated total investment			28,158	15	879	(539)	(2,311)	–	(94)	26,108
Parent Company's total investment			152,740	516	3,452	(559)	(10,424)	(5,489)	(258)	139,978
Other results in investments (ii)					(903)
Equity results and other results					2,549

(i) The value presented in the column "Other" refers to the impairment loss in the amount of R$674 (US$117 million), allocated to goodwill on the investment in Aliança Geração de Energia S.A. (note 15a).

(ii) It refers substantially to the addition in the provision related to Samarco dam failure (note 24b).

25

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

15. Acquisitions and divestitures

Effects on the income statement

		Three-month period ended June 30,		Six-month period ended June 30,
	Reference	2025	2024	2025	2024
Energy Assets	15(a) and 16	–	–	(674)	–
PT Vale Indonesia Tbk	15(b)	–	5,710	–	5,710
		–	5,710	(674)	5,710

a) Divestment on Energy Assets – In March 2025, the Company signed an agreement with Global Infrastructure Partners (“GIP”) for the sale of 70% of its stake in Aliança Geração de Energia S.A. ("Aliança Energia"), including the operations of Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, which are assets of the Company and will be transferred to Aliança Energia upon closing of the transaction, for the amount of R$4.8 billion (US$837 million).

The transaction amount for Vale comprises an estimated cash inflow of R$5.6 billion (US$1 billion), net of an estimated reduction of R$0.8 billion (US$0.2 billion) in the remaining investment in Aliança Energia due to a loan that will be assumed by the investee in the context of the transaction.

Aliança Energia operates power generation assets in Brazil, with a portfolio of six hydroelectric plants in the state of Minas Gerais and three operational wind farms in the states of Rio Grande do Norte and Ceará that, together with Sol do Cerrado solar plant and Risoleta Neves hydroelectric plant, both located in Minas Gerais, will henceforth be referred to as the "Energy Assets".

Upon closing, Vale will have energy supply contracts for own use and will lose control over Aliança Energia, being the remaining interest treated as an associate and accounted at the equity method. Completion of the transaction is expected for 2025 and is subject to customary precedent conditions.

As a result of the agreement with GIP, in March 2025, the assets and liabilities associated with the Energy Assets were classified as held for sale and the Company recognized an impairment loss in the amount of R$674 (US$117 million) in the income statement as "Impairment and gains (losses) on disposal of non-current assets, net", which was allocated to goodwill (note 16).

Energy Assets classified as held for sale

	Notes	June 30, 2025	March 31, 2025 (date of the classification)
Assets
Cash and cash equivalents		663	658
Deferred income taxes	7(b)	59	56
Intangible assets	16	5,193	5,192
Property, plant, and equipment	17 and 22	4,786	4,769
Others		215	205
Total assets		10,916	10,880

Liabilities
Loans and borrowings	9(b)	1,362	1,376
Deferred income taxes	7(b)	1,697	1,694
Others		982	941
Total liabilities		4,041	4,011

26

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Divestment on PT Vale Indonesia Tbk (“PTVI”) – In June 2024, the Company reduced its interests in PTVI in approximately 10.5%. This divestment was carried out through (i) the issuance of PTVI’s new shares, thereby diluting Vale in 2.1%, and (ii) by the direct sale of 8.4% of Vale’s shares to MIND ID. As a result of the transaction, MIND ID became PTVI's largest shareholder, holding approximately 34.0% of the issued shares, with the Company and SMM holding approximately 33.9% and 11.5%, respectively. The completion of the transaction satisfied a key condition for PTVI to extend its mining license until 2035, with potential extension beyond this period subject to certain requirements.

With the transaction, Vale received R$862 (US$155 million) for its shares and lost control over PTVI, which was accounted for as an associate under the equity method due to the significant influence retained by Vale over PTVI.

As result, in June 2024, the Company recognized a gain of R$5,710 (US$1,059 million) in the income statement as "Other operating expenses, net". This gain was due to the reclassification of cumulative translation adjustments of R$5,728 (US$1,063 million) and the gain on remeasurement of the interest retained at fair value of the R$3,654 (US$657 million), net of the loss on the reduction in PTVI stake in the amount of R$3,672 (US$661 million). The effects of this transaction are summarized below:

June 28, 2024
Cash consideration received	862
Fair value of 33.9% interest retained (i)	10,621
Effects of the deconsolidation:
Derecognition of net assets of PTVI	(20,551)
Gain on derecognition of noncontrolling shareholders	9,050
Gain on the reclassification of cumulative translation adjustments	5,728
Gain on the transaction recorded in the income statement	5,710

(i) The fair value of the 33.9% retained interest was estimated based on a third-party valuation report. The valuation considered the discounted cash flow method. The key assumptions considered were (i) discount rate of 7.75% with incremental risk premium of around 1.00% on certain assets, (ii) asset life through to 2065, and (iii) range of expected nickel prices from US$/t 17,501 to US$/t 21,000.

c) Strategic partnership in the Energy Transition Metals business – In April 2024, the Company concluded the transaction with Manara Minerals to sell 10% of the business for R$12,697 (US$2,455 million), which was fully contributed to VBM thereby diluting Vale to a 90% equity interest, retaining control over VBM. As a result, Vale recognized a gain from the sale in the amount of R$4,593 (US$895 million), of which R$7,828 (US$1,514 million) was attributable to noncontrolling interests recorded in the equity as "Transactions with noncontrolling interests".

27

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

16. Intangibles

		Consolidated
	Notes	Goodwill	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024		18,811	42,991	519	2,784	65,105
Additions		–	847	90	1	938
Disposals		–	(20)	–	–	(20)
Amortization		–	(789)	(127)	–	(916)
Impairment	15(a)	(674)	–	–	–	(674)
Transfer to held for sale (Energy Assets)	15(a)	(752)	(4,419)		(21)	(5,192)
Translation adjustment		(732)	–	(6)	–	(738)
Balance as of June 30, 2025		16,653	38,610	476	2,764	58,503
Cost		16,653	48,800	3,563	2,764	71,780
Accumulated amortization		–	(10,190)	(3,087)	–	(13,277)
Balance as of June 30, 2025		16,653	38,610	476	2,764	58,503

Balance as of December 31, 2023		15,799	37,226	502	2,782	56,309
Additions		–	94	154	–	248
Disposals		–	(22)	–	(23)	(45)
Amortization		–	(640)	(148)	–	(788)
Translation adjustment		938	–	11	–	949
Balance as of June 30, 2024		16,737	36,658	519	2,759	56,673
Cost		16,737	45,584	3,371	2,759	68,451
Accumulated amortization		–	(8,926)	(2,852)	–	(11,778)
Balance as of June 30, 2024		16,737	36,658	519	2,759	56,673

	Parent company
	Concessions	Software	Research and development project	Total
Balance as of December 31, 2024	38,509	430	2,754	41,693
Additions	834	67	–	901
Disposals	(21)	–	–	(21)
Amortization	(713)	(90)	–	(803)
Balance as of June 30, 2025	38,609	407	2,754	41,770
Cost	48,799	2,059	2,754	53,612
Accumulated amortization	(10,190)	(1,652)	–	(11,842)
Balance as of June 30, 2025	38,609	407	2,754	41,770

Balance at December 31, 2023	37,226	386	2,754	40,366
Additions	94	103	–	197
Disposals	(22)	–	–	(22)
Amortization	(640)	(83)	–	(723)
Balance as of June 30, 2024	36,658	406	2,754	39,818
Cost	45,584	1,881	2,754	50,219
Accumulated amortization	(8,926)	(1,475)	–	(10,401)
Balance as of June 30, 2024	36,658	406	2,754	39,818

28

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

17. Property, plant, and equipment

		Consolidated
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		53,597	50,061	25,002	28,153	12,932	4,089	13,575	60,185	247,594
Additions (i)		–	–	–	–	–	195	–	12,577	12,772
Disposals and impairments		(80)	(74)	(16)	(38)	(41)	–	(8)	(1,040)	(1,297)
Assets retirement obligation	25(b)	–	–	–	193	–	–	–	–	193
Depreciation, depletion and amortization		(1,283)	(1,696)	(1,741)	(1,252)	(433)	(437)	(1,075)	–	(7,917)
Transfer to held for sale (Energy Assets)	15(a)	(135)	(1,753)	(2,058)	(6)	–	(212)	(279)	(326)	(4,769)
Translation adjustment		(762)	(626)	(762)	(418)	(6)	(292)	(410)	(1,586)	(4,862)
Transfers		2,711	4,355	4,309	(5,058)	684	–	1,309	(8,310)	–
Balance as of June 30, 2025		54,048	50,267	24,734	21,574	13,136	3,343	13,112	61,500	241,714
Cost		94,477	82,777	58,925	67,236	23,135	8,185	29,937	61,500	426,172
Accumulated depreciation		(40,429)	(32,510)	(34,191)	(45,662)	(9,999)	(4,842)	(16,825)	–	(184,458)
Balance as of June 30, 2025		54,048	50,267	24,734	21,574	13,136	3,343	13,112	61,500	241,714

Balance as of December 31, 2023		48,989	44,730	21,543	33,524	12,645	6,579	12,028	54,264	234,302
Additions (i)		–	–	–	–	–	(27)	–	13,970	13,943
Disposals		(24)	(85)	(33)	(2)	(16)	–	(3)	(322)	(485)
Assets retirement obligation	25(b)	–	–	–	(771)	–	–	–	–	(771)
Depreciation, depletion and amortization		(1,137)	(1,402)	(1,786)	(1,150)	(409)	(454)	(830)	–	(7,168)
Translation adjustment		965	621	951	2,037	11	714	539	2,167	8,005
Transfers		1,594	2,568	1,443	785	251	–	644	(7,285)	–
Balance as of June 30, 2024		50,387	46,432	22,118	34,423	12,482	6,812	12,378	62,794	247,826
Cost		88,696	76,290	53,953	81,904	21,773	11,615	27,403	62,794	424,428
Accumulated depreciation		(38,309)	(29,858)	(31,835)	(47,481)	(9,291)	(4,803)	(15,025)	–	(176,602)
Balance as of June 30, 2024		50,387	46,432	22,118	34,423	12,482	6,812	12,378	62,794	247,826

29

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

		Parent company
	Notes	Building and land	Facilities	Equipment	Mineral properties	Railway equipment	Right of use assets	Other	Constructions in progress	Total
Balance as of December 31, 2024		34,819	38,762	13,119	8,652	12,829	1,142	7,349	34,140	150,812
Additions (i)		–	–	–	–	–	72	–	8,971	9,043
Disposals		(80)	(6)	(10)	(38)	(41)	–	(1)	(539)	(715)
Assets retirement obligation	25(b)	–	–	–	211	–	–	–	–	211
Depreciation, depletion and amortization		(788)	(1,145)	(1,010)	(381)	(428)	(134)	(746)	–	(4,632)
Transfer to held for sale (Energy Assets)	15(a)	–	(1,290)	(1)	–	–	(178)	(1)	(165)	(1,635)
Transfers		1,349	2,133	1,436	12	698	–	1,101	(6,729)	–
Balance as of June 30, 2025		35,300	38,454	13,534	8,456	13,058	902	7,702	35,678	153,084
Cost		51,579	57,129	29,566	14,229	22,957	2,811	18,827	35,678	232,776
Accumulated depreciation		(16,279)	(18,675)	(16,032)	(5,773)	(9,899)	(1,909)	(11,125)	–	(79,692)
Balance as of June 30, 2025		35,300	38,454	13,534	8,456	13,058	902	7,702	35,678	153,084

Balance as of December 31, 2023		31,675	34,918	12,093	9,452	12,538	1,284	6,635	32,814	141,409
Additions (i)		–	–	–	–	–	5	–	9,816	9,821
Disposals		(24)	(84)	(14)	–	(16)	–	(3)	(248)	(389)
Assets retirement obligation	25(b)	–	–	–	(529)	–	–	–	–	(529)
Depreciation, depletion and amortization		(700)	(916)	(974)	(380)	(403)	(186)	(663)	–	(4,222)
Transfers		1,556	2,379	1,154	(19)	249	–	778	(6,097)	–
Balance as of June 30, 2024		32,507	36,297	12,259	8,524	12,368	1,103	6,747	36,285	146,090
Cost		47,337	52,935	26,660	13,510	21,515	2,701	16,568	36,285	217,511
Accumulated depreciation		(14,830)	(16,638)	(14,401)	(4,986)	(9,147)	(1,598)	(9,821)	–	(71,421)
Balance as of June 30, 2024		32,507	36,297	12,259	8,524	12,368	1,103	6,747	36,285	146,090

(i) Includes capitalized interest, when applicable.

For more details regarding right of use and lease liability see note 22.

30

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

18. Financial and capital risk management

Effects of derivatives on the statement of financial position

	Consolidated
	June 30, 2025		December 31, 2024
	Assets	Liabilities	Assets	Liabilities
Foreign exchange and interest rate risk	3,526	920	321	3,723
Commodities price risk	311	323	101	145
Embedded derivatives	–	–	–	2
Total	3,837	1,243	422	3,870

Net exposure

		Consolidated
	June 30, 2025	December 31, 2024
Foreign exchange and interest rate risk	2,606	(3,402)
Commodities price risk	(12)	(44)
Embedded derivatives	–	(2)
Total	2,594	(3,448)

Effects of derivatives on the income statement

	Consolidated
	Gain (loss) recognized in the income statement
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Foreign exchange and interest rate risk	3,142	(2,420)	7,698	(2,484)
Commodities price risk	(61)	(92)	(61)	(10)
Embedded derivatives	1	7	2	3
Total	3,082	(2,505)	7,639	(2,491)

Effects of derivatives on the cash flows

	Consolidated
	Financial settlement inflows (outflows)
	Six-month period ended June 30,
	2025	2024
Foreign exchange and interest rate risk	1,697	584
Commodities price risk	(84)	42
Total	1,613	626

31

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

a) Market risk

a.i) Foreign exchange and interest rates

	Notional		Fair value		Fair value by year
Flow	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	2025	2026	2027+
Foreign Exchange and Interest Rate Derivatives	US$ 9,719	US$11,490	2,606	(3,402)	1,212	901	493

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
R$ depreciation	2,606	(6,142)	(14,889)
US$ interest rate inside Brazil decrease	2,606	1,727	711
Brazilian interest rate increase	2,606	485	(1,239)
TJLP interest rate decrease	2,606	2,592	2,578
IPCA index decrease	2,606	1,287	141
SOFR interest rate decrease	2,606	2,411	2,212
US Treasury rate increase	2,606	2,606	2,606

a.ii) Protection program for product prices and input costs

	Notional		Fair value		Fair value by year
Flow	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	2025	2026	2027+
Brent crude oil (bbl)
Options	18,954,750	24,050,625	33	67	(53)	86	–

Forward Freight Agreement (days)
Freight forwards	4,380	3,240	(29)	(65)	(25)	(4)	–

Fixed price nickel sales protection (ton)
Nickel forwards	3,478	4,978	(16)	(46)	(15)	(1)	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Brent crude oil (bbl)	Decrease in fuel oil price	33	(761)	(2,125)
Forward Freight Agreement (days)	Decrease in freight price	(29)	(136)	(243)
Hedge for fixed-price nickel sales (tons)	Decrease in nickel price	(16)	(87)	(159)

32

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

a.iii) Embedded derivatives in contracts

	Notional		Fair value		Fair value by year
Flow	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	2025	2026	2027+
Embedded derivative (pellet price) in natural gas purchase (volume/month)
Call Options	746,667	746,667	–	(2)	–	–	–

The sensitivity analysis of these derivative financial instruments is presented as follows:

Instrument	Instrument's main risk events	Fair value	Scenario I (∆ of 25%)	Scenario II (∆ of 50%)
Embedded derivative (pellet price) in natural gas purchase agreement (volume/month)
Embedded derivatives - Gas purchase	Pellet price increase	–	(1)	(6)

h) Hedge accounting

	Consolidated
	Gain (loss) recognized in the other comprehensive income
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Net investments hedge	643	(277)	1,663	(1,339)

b) Credit risk management

b.i) Financial counterparties’ ratings

The transactions of derivative instruments, cash and cash equivalents, as well as short-term investments are held with financial institutions whose exposure limits are periodically reviewed and approved by the delegated authority. The financial institutions credit risk is performed through a methodology that considers, among other information, ratings provided by international rating agencies.

The table below presents the ratings in foreign currency as published by Moody’s regarding the main financial institutions used by the Company to contract derivative instruments, cash and cash equivalents transaction.

	Consolidated
	June 30, 2025		December 31, 2024
	Cash and cash equivalents and investment	Derivatives	Cash and cash equivalents and investment	Derivatives
Aa2	3,231	31	2,421	3
A1	10,608	847	11,605	172
A2	2,682	475	3,220	83
A3	5,425	274	4,391	12
Baa1	–	–	6	–
Baa2	32	–	25	–
Ba1 (i)	4,174	1,208	4,453	111
Ba2 (i)	4,935	1,002	4,881	41
	31,087	3,837	31,002	422

(i) A substantial part of the balances is held with financial institutions in Brazil which are deemed investment grade in local currency..

33

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

19. Financial assets and liabilities

a) Classification

The Company classifies its financial instruments in accordance with the purpose for which they were acquired, and determines the classification and initial recognition according to the following categories:

		Consolidated
		June 30, 2025					December 31, 2024
Financial assets	Notes	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total	Amortized cost	At fair value through OCI	At fair value through profit or loss	Total
Current
Cash and cash equivalents	21	30,093	–	–	30,093	30,671	–	–	30,671
Short-term investments	21	–	–	994	994	–	–	331	331
Derivative financial instruments	18	–	–	2,285	2,285	–	–	331	331
Accounts receivable	10	1,557	–	11,134	12,691	2,313	–	12,287	14,600
		31,650	–	14,413	46,063	32,984	–	12,949	45,933
Non-current
Judicial deposits	26(c)	3,259	–	–	3,259	3,326	–	–	3,326
Restricted cash	13	46	–	–	46	78	–	–	78
Derivative financial instruments	18	–	–	1,552	1,552	–	–	91	91
Investments in equity securities	13	–	310	–	310	–	337	–	337
		3,305	310	1,552	5,167	3,404	337	91	3,832
Total of financial assets		34,955	310	15,965	51,230	36,388	337	13,040	49,765

Financial liabilities
Current
Suppliers and contractors	12	29,762	–	–	29,762	26,217	–	–	26,217
Derivative financial instruments	18	–	–	633	633	–	–	1,220	1,220
Loans and borrowings	21	3,735	–	–	3,735	6,316	–	–	6,316
Leases	22	955	–	–	955	907			907
Liabilities related to the concession grants	13(a)	2,940	–	–	2,940	2,895	–	–	2,895
Other financial liabilities - Related parties	29	1,053	–	–	1,053	1,803	–	–	1,803
Other financial obligations	13	1,075	–	–	1,075	1,961	–	–	1,961
		39,520	–	633	40,153	40,099	–	1,220	41,319
Non-current
Derivative financial instruments	18	–	–	610	610	–	–	2,650	2,650
Loans and borrowings	21	89,830	–	–	89,830	85,282	–	–	85,282
Leases	22	2,863	–	–	2,863	3,507	–	–	3,507
Participative shareholders' debentures	20	–	–	13,394	13,394	–	–	13,727	13,727
Liabilities related to the concession grants	13(a)	11,417	–	–	11,417	11,684	–	–	11,684
Other financial obligations	13	1	–	–	1	198	–	1	199
		104,111	–	14,004	118,115	100,671	–	16,378	117,049
Total of financial liabilities		143,631	–	14,637	158,268	140,770	–	17,598	158,368

34

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Hierarchy of fair value

			Consolidated
		June 30, 2025				December 31, 2024
	Notes	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments	21	178	816	–	994	331	–	–	331
Derivative financial instruments	18	–	3,837	–	3,837	–	422	–	422
Accounts receivable	10	–	11,134	–	11,134	–	12,287	–	12,287
Investments in equity securities	13	–	310	–	310	–	337	–	337
		178	16,097	–	16,275	331	13,046	–	13,377

Financial liabilities
Derivative financial instruments	18	–	1,243	–	1,243	–	3,870	–	3,870
Participative shareholders' debentures	20	–	13,394	–	13,394	–	13,727	–	13,727
Other financial obligations	13	–	1	–	1	–	1	–	1
		–	14,638	–	14,638	–	17,598	–	17,598

There were no transfers between levels 1, 2 and 3 of the fair value hierarchy during the period presented.

c) Fair value of loans and borrowings

	Consolidated
	June 30, 2025		December 31, 2024
	Carrying amount	Fair value	Carrying amount	Fair value
Quoted in the secondary market:
Bonds	41,925	42,156	45,003	44,866
Debentures	12,918	12,808	7,876	7,897
Debt contracts in Brazil in:
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	852	852	1,144	1,144
Basket of currencies and bonds in US$ indexed to SOFR	831	871	944	960
Debt contracts in the international market in:
US$, with variable and fixed interest	36,684	38,276	36,186	36,673
Other currencies, with fixed interest	306	317	55	47
Other currencies, with variable interest	49	44	390	396
Total	93,565	95,324	91,598	91,983

20. Participative shareholders’ debentures

	Financial result
	Average price (R$)		Three-month period ended June 30,		Six-month period ended June 30,			Liabilities
	2025	2024	2025	2024	2025	2024	June 30, 2025	December 31, 2024
Participative shareholders’ debentures	34.47	35.06	(643)	(1,254)	(418)	(437)	13,394	13,727

On April 1st, 2025, the Company made available for withdrawal as remuneration the amount of R$760 (US$132 million) for the second semester of 2024 (2024: R$766 (US$153 million) for the second semester of 2023).

35

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

21. Loans, borrowings, cash and cash equivalents and short-term investments

a) Net debt

The Company monitors the net debt with the objective of ensuring the continuity of its business in the long term.

		Consolidated
	Notes	June 30, 2025	December 31, 2024
Loans and borrowings		93,565	91,598
Leases	22(b)	3,818	4,414
Gross debt		97,383	96,012

(-) Cash and cash equivalents		30,093	30,671
(-) Short-term investments (i)		994	331
Net debt		66,296	65,010

((i) Substantially comprises investments in senior notes and exclusive investment fund, which portfolio is made by committed transactions and certificate of deposits (“CDB”).

b) Cash and cash equivalents

	Consolidated
	June 30, 2025	December 31, 2024
R$	11,008	10,580
US$	18,157	18,877
Other currencies	928	1,214
Total	30,093	30,671

c) Loans and borrowings

i)	Outstanding balance of loans and borrowings by type and currency
		Consolidated
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Quoted in the secondary market:
US$ Bonds	6.05%	–	–	41,513	44,502
R$ Debentures	7.06%	308	419	12,504	7,375
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	9.96%	239	253	610	887
Basket of currencies and bonds in US$ indexed to SOFR	6.03%	–	–	819	929
Debt contracts in the international market in:
US$, with variable and fixed interest	5.48%	2,183	4,433	34,098	31,222
Other currencies, with fixed interest	4.83%	67	71	237	312
Other currencies, with variable interest	3.80%	–	–	49	55
Accrued charges		938	1,140		–
Total		3,735	6,316	89,830	85,282

36

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
		Current liabilities		Non-current liabilities
	Average interest rate (i)	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Quoted in the secondary market:
US$,Bonds	5.66%	–	–	2,681	3,042
R$, Debentures	7.02%	308	195	12,504	6,417
Debt contracts in Brazil in (ii):
R$, indexed to TJLP, TR, IPCA, IGP-M and CDI	10.18%	240	239	610	729
Basket of currencies and bonds in US$ indexed to SOFR	6.09%	–	–	819	929
Debt contracts in the international market in:
US$, with variable interest	5.57%	–	–	18,628	18,992
Other currencies, with variable interest	3.94%	–	–	48	55
Accrued charges		361	385	–	–
Total		909	819	35,290	30,164

(i) In order to determine the average interest rate for debt contracts with floating rates, the Company used the rate applicable as of June 30, 2025.

(ii) The Company entered into derivatives to mitigate the exposure to cash flow variations of all floating rate debt contracted in Brazil, resulting in an average cost of 3.21% per year in US$.

The reconciliation of loans and financing with cash flows arising from financing activities is presented in note 9(C).

ii) Future flows of principal and interest of loans and borrowings payments

	Consolidated		Parent Company
	Principal	Estimated future interest payments (i)	Principal	Estimated future interest payments (i)
2025	2,798	2,694	548	1,176
2026	735	5,333	184	1,608
2027	9,222	4,979	4,105	1,451
2028	5,138	4,692	5,067	1,237
From 2029 to 2031	26,604	11,215	8,459	2,462
2032 onwards	48,130	24,545	17,475	3,839
Total	92,627	53,458	35,838	11,773

(i) Based on interest rate curves and foreign exchange rates applicable as of June 30, 2025 and considering that the payments of principal will be made on their contracted payments dates. The amount includes the estimated interest not yet accrued and the interest already recognized in the annual financial statements.

Covenants

The Company's main financial covenants require it to maintain certain ratios, such as the leverage ratio and interest coverage ratio. Vale is also subject to non-financial covenants normally practiced in the market, such as compliance with certain governance and environmental standards, among others.

The Company is required to comply with these covenants at the end of each annual reporting period and there are no indications that Vale would have difficulties complying with them on the next measurement date, which will be as of December 31, 2025.

37

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

22. Leases

a) Right of use

						Consolidated
	December 31, 2024	Additions and contract modifications	Depreciation and impairments	Transfer to held for sale (note 15a)	Translation adjustment	June 30, 2025
Ports	316	–	(74)	–	(13)	229
Vessels	2,188	114	(137)	–	(254)	1,911
Pelletizing plants	677	(72)	(89)	–	–	516
Properties	584	135	(46)	(212)	(2)	459
Energy plants	172	–	(17)	–	(12)	143
Others	152	18	(74)	–	(11)	85
Total	4,089	195	(437)	(212)	(292)	3,343

b) Leases liabilities

							Consolidated
	December 31, 2024	Additions and contract modifications	Payments (i)	Interest	Transfer to held for sale (note 15a)	Translation adjustment	June 30, 2025
Ports	333	–	(60)	6	–	(13)	266
Vessels	2,202	114	(172)	38	–	(260)	1,922
Pelletizing plants	778	(72)	(15)	16	–	–	707
Properties	664	135	(62)	15	(217)	–	535
Energy plants	268	–	(15)	7	–	(18)	242
Others	169	18	(37)	7	–	(11)	146
Total	4,414	195	(361)	89	(217)	(302)	3,818
Current liabilities	907						955
Non-current liabilities	3,507						2,863
Total	4,414						3,818

(i) The total amount of the variable lease payments not included in the measurement of lease liabilities was R$304 (US$53 million) recorded in the income statement in the six-month period ended June 30, 2025 (2024: R$598 (US$117 million)).

Annual minimum payments and remaining lease term

The following table presents the undiscounted lease obligation by maturity date. The lease liability recognized in the statement of financial position is measured at the present value of such obligations.

								Consolidated
	2025	2026	2027	2028	2029 onwards	Total	Remaining term (years)	Discount rate
Ports	76	76	5	5	98	260	1 to 18	4% to 5%
Vessels	186	338	333	278	1,026	2,161	1 to 8	3% to 4%
Pelletizing plants	186	147	131	131	147	742	1 to 8	2% to 6%
Properties	60	120	115	109	622	1,026	1 to 14	2% to 6%
Energy plants	27	33	27	27	186	300	1 to 5	5%
Others	33	55	27	16	5	136	1 to 4	3% to 6%
Total	568	769	638	566	2,084	4,625

38

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

23. Brumadinho dam failure

In January 2019, a tailings dam (“Dam I”) experienced a failure at the Córrego do Feijão mine, in the city of Brumadinho, state of Minas Gerais, Brazil. The failure released a flow of tailings debris, destroying some of Vale’s facilities, affecting local communities and disturbing the environment. The tailings released have caused an impact of around 315 km in extension, reaching the nearby Paraopeba River. The dam failure in Brumadinho (“event”) resulted in 270 fatalities or presumed fatalities and caused extensive property and environmental damage in the region.

As a result of the dam failure, the Company recognized provisions to meet its assumed obligations, including indemnification to those affected by the event, remediation of the impacted areas and compensation to the society. In addition, the Company has incurred expenses, which have been recognized straight to the income statement, in relation to tailings management, communication services, humanitarian assistance, payroll, legal services, water supply, among others.

Effects in income statements

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Integral Reparation Agreement	25	98	170	260
Other obligations	(81)	(15)	(450)	(147)
Incurred expenses	(476)	(470)	(895)	(1,013)
Insurance	–	29	31	39
Expenses related to Brumadinho event	(532)	(358)	(1,144)	(861)

Changes in the provision in the period

	Consolidated
	December 31, 2024	Revision to estimates	Monetary and present value adjustments	Disbursements	June 30, 2025
Integral Reparation Agreement
Payment obligations	1,885	(26)	156	(540)	1,475
Provision for socio-economic reparation and others	2,025	(92)	131	(166)	1,898
Provision for social and environmental reparation	3,300	(52)	219	(350)	3,117
	7,210	(170)	506	(1,056)	6,490
Other obligations
Tailings containment, geotechnical safety and environmental reparation	3,121	84	192	(326)	3,071
Individual indemnification	301	42	26	(99)	270
Other	1,566	324	64	(163)	1,791
	4,988	450	282	(588)	5,132

Liability	12,198	280	788	(1,644)	11,622

The cash flow for obligations are estimated for an average period ranging from 5 to 7 years and were discounted to the present value at a rate in real terms, which increased from 7.88% on December 31, 2024, to 8.51% on June 30, 2025.

Judicial Settlement for Integral Reparation

On February 4, 2021, the Company entered into a Judicial Settlement for Integral Reparation (“Global Settlement”), which was under negotiations since 2019, with the State of Minas Gerais, the Public Defender of the State of Minas Gerais and the Federal and the State of Minas Gerais Public Prosecutors Offices, to repair the environmental and social damage resulting from the Dam I rupture. As a result of the Global Settlement, the requests for the reparation of socioenvironmental and socioeconomic damages caused by the dam failure were substantially resolved.

The Global Settlement includes: (i) payment obligations, of which the funds will be used directly by the State of Minas Gerais and Institutions of Justice for socioeconomic and socioenvironmental compensation projects; (ii) socioeconomic projects in Brumadinho and other municipalities; and (iii) compensation of the environmental damage caused by the dam failure. These obligations are projected for an average period of 5 years.

In addition, the Global Settlement addresses the diffuse and collective socioeconomic damages resulting from the disaster, with the exception of supervening damages, individual damages and homogeneous individual damages of a divisible nature, in accordance with the claims of the lawsuits not extinguished by the Global Settlement.

39

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

For the measures described in items (i) and (ii), the amounts are specified in the Global Settlement. For the execution of the environmental recovery, actions has no cap limit, despite having been estimated in the Global Settlement due to the Company's legal obligation to fully repair the environmental damage caused by the dam failure. Therefore, although Vale is monitoring this provision, the amount recorded could materially change depending on several factors that are not under the Company’s control.

Other obligations

The Company is also working to ensure geotechnical safety of the remaining structures at the Córrego do Feijão mine, in Brumadinho, and the removal and proper disposal of the tailings of Dam I, including dredging part of the released material and de-sanding from the channel of the river Paraopeba.

For the individual indemnification, Vale and the Public Defendants of the State of Minas Gerais formalized an agreement on April 5, 2019, under which those affected by the Brumadinho’s dam failure may join an individual or family group out-of-court settlement agreements for the indemnification of material, economic and moral damages. This agreement establishes the basis for a wide range of indemnification payments, which were defined according to the best practices and case law of Brazilian Courts, following rules and principles of the United Nations.

a) Legal Proceedings

Class action in the United States

Vale is defending itself against a class action brought before a Federal Court in New York and filed by holders of securities - American Depositary Receipts ("ADRs") - issued by Vale.

In 2024, there was a hearing with the Judge to consider Motion for Class Decertification filed by Vale and oral arguments on the relevance of expert opinions presented by the Plaintiffs' experts. A decision from the Court on Vale's requests is currently pending.

In November 2021, a new complaint was filed by eight investment funds that chose to seek redress for alleged damages independently and separately from the class members of the main action, with the same allegations presented in the main class action. A decision from the Court on Vale's preliminary defense ("motion to dismiss") is pending since December 2023.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase of these lawsuits, it is not yet possible to reliably estimate the amount of a potential loss. The amount of damages sought in these claims is unspecified.

Arbitration proceedings in Brazil filed by shareholders, a class association and foreign investment funds

In Brazil, Vale is a defendant in one arbitration filed by 385 minority shareholders and three arbitrations filed by foreign investment funds. Vale was also a defendant in two arbitrations filed by a class association allegedly representing all Vale’s noncontrolling shareholders, which were dismissed in August 2024.

In the four ongoing proceedings, the claimants argue that Vale was aware of the risks associated with the dam and failed to disclose it to its shareholders. Based on such argument, they claim compensation for losses caused by the decrease in share price.

The expectation of loss is classified as possible for the four procedures and, considering the initial phase, it is not possible at this time to reliably estimate the amount of a possible loss.

In one of the proceedings filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$1,800 (US$330 million), subject to interest and monetary adjustments. In another proceeding filed by foreign legal entities, the Claimants initially estimated the amount of the alleged losses would be approximately R$3,900 (US$715 million), subject to interest and monetary adjustments. In the procedure presented by minority shareholders, the applicants estimated the alleged losses at approximately R$3,000 (US$550 million), subject to interest and monetary adjustments, which could be increased later, as alleged by the applicants.

The Company disagrees with the ongoing proceedings and understands that, in this case and at the current stage of the proceedings, the probability of loss in the amount claimed by the claimants is remote.

40

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

24. Liabilities related to associates and joint ventures

In November 2015, the Fundão tailings dam owned by Samarco Mineração S.A. (“Samarco”) experienced a failure, flooding certain communities and impacting communities and the environment along the Doce River. The dam failure resulted in 19 fatalities and caused property and environmental damage to the affected areas. Samarco is a joint venture equally owned by Vale S.A. and BHP Billiton Brasil Ltda. (‘‘BHPB’’).

Thus, Vale, Samarco, and BHPB entered into agreements with the Federal Union, the States of Minas Gerais and Espírito Santo, and some other federal and state agencies, establishing the creation of socioenvironmental and socioeconomic programs aimed at adopting measures for mitigation, remediation, and compensation of damages. However, the requirements established reparation measures in the agreements could not be fully implemented within the established period, and the involved parties began initiated further negotiations to seek a definitive agreement for the resolution of all obligations related to the dam collapse.

a) Definitive Settlement for the full reparation

In October 2024, Vale, Samarco and BHPB, together with the Brazilian Federal Government, the State Governments of Minas Gerais and Espírito Santo, the Federal and State Public Prosecutors’ and Public Defenders’ Offices and other Brazilian public entities (jointly, “the Parties”) entered into a new agreement (“Definitive Settlement”) on integral and definitive reparation of the impacts of Fundão dam collapse, in Mariana, Minas Gerais. The agreement was ratified in November 2024.

The Definitive Settlement replaced all of the previously signed agreements, and addressed Brazilian public authorities the claims related to the Fundão dam collapse, from the perspective of socioenvironmental and socioeconomical damages.

The total amount of the Definitive Settlement is R$170 billion (US$31.7 billion), comprising past and future obligations, to serve the people, communities and environment impacted by the dam failure. It includes:

•	R$38 billion (US$7.9 billion) already incurred, from the date of the dam collapse until the Definitive Settlement, by Vale, Samarco and BHPB with remediation and compensation measures and, therefore, do not constitute the Company’s provision balance;
•	R$100 billion (US$18 billion) paid over 20 years to the Federal Government, the States of Minas Gerais and Espírito Santo, the municipalities and which will also be used by Justice Institutions, to fund compensatory actions tied to public policies; and
•	R$32 billion (US$5.8 billion) in performance obligations executed by Samarco, including initiatives for individual indemnification, resettlement, and environmental recovery. The expectation is that the cash disbursement related to these obligations will occur substantially over the next 3 years.

Samarco has primary responsibility for funding the obligations related to the Definitive Settlement. Vale and BHPB have secondary funding obligations in the proportion to their 50 per cent shareholding in Samarco, in extent to which Samarco may not be able to fund the future cash outflows.

The judicial ratification of the Definitive Settlement ended a series of relevant lawsuits, moved in Brazil. Vale, jointly with BHPB and Samarco, is requiring the archive of these proceedings.

41

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Provision related to the Samarco dam failure

The Company recognized an addition to the provision in the amount of R$1,068 (US$193 millions) in the six-month period ended June 30, 2025, substantially related to a revision on the costs to complete individual indemnification programs. The changes on the provision are presented below:

Total
Balance as of December 31, 2024	22,682
Revision to estimates	1,068
Monetary and present value adjustments	621
Disbursements	(6,476)
Balance as of June 30, 2025	17,895

The cash outflows to meet the obligations are discounted to present value at an annual rate in real terms, which decreased from 7.30% on December 31, 2024, to 6.90% on June 30, 2025.

c) Remaining legal proceedings

With the Definitive Agreement, the public civil actions brought by the Brazilian Justice Institutions and Brazilian public authorities were substantially resolved and the parameters for compliance with the reparation and compensation for damages were defined. Thus, the remaining most relevant legal proceedings are shown below:

Claims in the United Kingdom and the Netherlands

In July 2024, Vale and BHP have entered into a confidential agreement without any admission of liability pursuant to Vale and BHP will share equally any potential payment obligations arising from the UK and Dutch Claims, described below.

London claim - As a result of the rupture of Samarco’s Fundão dam failure, BHP Group Ltd (“BHP”) was named as defendant in group action claims for damages filed in the courts of England and Wales for various plaintiffs, between individuals, companies and municipalities from Brazil that were supposedly affected by the Samarco dam failure (the “UK Claim”).

The proceedings against BHP are still progressing in London and the oral testimony phase of the first stage of the trial, in which the liability issues of the BHP group companies are dealt with, took place between October 2024 and March 2025. If BHP's liability is confirmed, a second stage trial will be held to discuss and determine the amount of damages, scheduled to begin in October 2026 and is expected to last 22 weeks.

The likelihood of loss of these proceedings is considered possible. However, considering the current phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

Netherlands proceeding - In March 2024, a court in Amsterdam granted a preliminary injunction freezing the shares in Vale Holdings B.V., a wholly owned subsidiary incorporated in the Netherlands, and the economic rights attached to those shares, in guarantee of an amount of approximately R$6,134 (EUR955 million). The freezing orders were issued in anticipation of a legal action to be brought against Vale by certain Brazilian municipalities and an organization that represents individuals and small businesses that claim to have been affected by the collapse of Samarco’s Fundão dam in 2015. With the adherence of three municipalities (Iapu, Ponte Nova and Rio Casca) to the Definitive Settlement, their lawsuit was discontinued, with the attachment being reduced to R$4,788 (EUR745.4 million).

The likelihood of loss of these proceedings is considered possible. However, considering the initial phase, it is not yet possible to reliably estimate the amount of a potential loss, and an estimate may become quantifiable as the case progresses.

d) Judicial reorganization of Samarco

In April 2021, Samarco filed for Judicial Reorganization (“JR”) with the Courts of Minas Gerais to renegotiate its debt, which was held by bondholders abroad. The purpose of JR is to restructure Samarco’s debts and establish an independent and sustainable financial position, allowing Samarco to keep working to resume its operations safely and to fulfill its obligations related to the Renova Foundation.

In May 2023, Vale S.A. entered into a binding agreement jointly with BHPB, Samarco and certain creditors which hold together more than 50% of Samarco's debt, setting the parameters of Samarco’s debt restructuring to be implemented through a consensual restructuring plan, which was approved by the creditors, submitted to the JR Court in July 2023, and confirmed by the judge in September 2023.

42

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

In December 2023, Samarco’s existing R$24 billion (US$4.8 billion) of financial debt held by creditors was exchanged for approximately R$19 billion (US$3.9 billion) of long-term unsecured debt, bearing interest from 2023 to 2031.

After the execution of the plan, Samarco has a lean capital structure, in line with its operational ramp-up and cash flow generation. The plan considers the fund of the reparation and compensation programs capped at R$5 billion (US$1 billion) from 2024 to 2030, of which R$1,770 (US$326 million) has already been incurred, and additional contributions after that period due to the Samarco’s projected cash flows generation.

25. Provision for de-characterization of dam structures and asset retirement obligations

The Company is subject to local laws and regulations, that requires the decommissioning of the assets that Vale operates at the end of their useful lives, therefore, expenses related to the demobilization occur after the end of operational activities and throughout the life of operations through progressive closures. These obligations are regulated in Brazil at the Federal and State levels by ANM (National Mining Agency) and Environmental Agencies, respectively. Among the requirements, the closure plans must consider the physical, chemical and biological stability of the areas and post-closure actions for the period necessary to verify the effectiveness of the decommissioning. These obligations are accrued and are subject to critical estimates and assumptions applied to the measurement of costs by the Company. Depending on the geotechnical characteristics of the structures, the Company is required to de-characterize the structures, as shown in item a) below.

Effects in the income statement

		Consolidated				Parent Company
		Three-month period ended June 30,		Six-month period ended June 30,		Three-month period ended June 30,		Six-month period ended June 30,
	Notes	2025	2024	2025	2024	2025	2024	2025	2024
De-characterization of upstream geotechnical structures	25(a)	313	381	363	683	313	381	363	683
Obligation for asset decommissioning	25(b)	(20)	102	(68)	168	(58)	138	(73)	242
Environmental obligations	25(b)	(1)	3	(1)	(108)	(3)	5	(3)	(116)
Total		292	486	294	743	252	524	287	809

Provision changes during the period

		Consolidated
	Notes	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024		13,706	19,234	2,749	35,689
Revision to estimates - amounts for closed plants charged to the income statement		(363)	68	1	(294)
Revision to estimates – capitalized value for operational plants		–	196	21	217
Disbursements		(933)	(486)	(438)	(1,857)
Monetary and present value adjustments		505	401	88	994
Transfer to assets held for sale	15(a)	–	(13)	(128)	(141)
Translation adjustments		–	(736)	(29)	(765)
Balance as of June 30, 2025		12,915	18,664	2,264	33,843

	Parent Company
	De-characterization of upstream geotechnical structures (i)	Asset retirement obligations	Environmental obligations	Total
Balance as of December 31, 2024	13,706	7,810	1,805	23,321
Revision to estimates - amounts for closed plants charged to the income statement	(363)	73	3	(287)
Revision to estimates – capitalized value for operational plants	–	211	12	223
Disbursements	(933)	(389)	(224)	(1,546)
Monetary and present value adjustments	505	293	72	870
Balance as of June 30, 2025	12,915	7,998	1,668	22,581

(i) The cash flow for de-characterization projects are estimated for a period up to 13 years and were discounted to present value at an annual rate in real terms, which decreased from 7.36% to 6.97%.

43

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

a) De-characterization of upstream geotechnical structures

As a result of the Brumadinho dam failure (note 23) and, in compliance with laws and regulations, the Company has decided to accelerate the plan to “de-characterize” of all its dams and dikes built under the upstream method, located in Brazil. The Company also operates tailings dams in Canada, including upstream compacted dams. However, the Company decided that these dams will be decommissioned using other methods, thus, the provision to carry out the decommissioning of dams in Canada is recognized as “Obligations for decommissioning assets and environmental obligations”, as presented in item (b) below.

These structures are in different stages of maturity, some of them still in the conceptual engineering phase, for which the estimate of expenditures includes in its methodology a high degree of uncertainty in the definition of the total cost of the project in accordance with best market practices.

Operational stoppage and idle capacity

The Company has suspended some operations due to judicial decisions or technical analysis performed by Vale regarding the safety of its geotechnical structures located in Brazil. The Company has been recording losses in relation to the operational stoppage and idle capacity of the Iron Solutions segment in the amounts of R$59 (US$10 millions) and R$118 (US$20 million) for the three and six-month period ended June 30, 2025, respectively (2024: R$184 (US$36 millions) and R$399 (US$79 million), respectively).

b) Asset retirement obligations and environmental obligations

	Consolidated		Parent Company		Discount rate		Cash flow maturity
	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Liability by geographical area
Brazil	10,971	11,052	9,666	9,616	6.95%	7.38%	2132	2132
Canada	8,451	9,412	–	–	1.59%	1.44%	2152	2152
Oman	775	879	–	–	3.70%	3.66%	2035	2035
Other regions	731	640	–	–	2.55%	2.77%	–	–
	20,928	21,983	9,666	9,616
Operating plants	15,366	15,526	6,184	5,516
Closed plants	5,562	6,457	3,482	4,100
	20,928	21,983	9,666	9,616

Financial guarantees

The Company has guarantees issued by financial institutions in the amount of R$6,219 (US$1,140 million) as of June 30, 2025 (December 31, 2024: R$6,756 (US$1,091 million), in connection with the asset retirement obligations for its Energy Transition Metals operations. The financial cost of these guarantees is immaterial.

44

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

26. Legal proceedings

The Company is a defendant in numerous legal and administrative actions in the ordinary course of business, including civil, tax, environmental and labor proceedings.

The Company makes use of estimates to recognize the amounts and the probability of outflow of resources, based on reports and technical assessments and on management’s assessment. Provisions are recognized for probable losses of which a reliable estimate can be made.

Arbitral, legal and administrative decisions against the Company, new jurisprudence and changes of existing evidence can result in changes regarding the probability of outflow of resources and on the estimated amounts, according to the assessment of the legal basis.

The lawsuits related to Brumadinho event (note 23) and the Samarco dam failure (note 24) are presented in its specific notes to these financial statements and, therefore, are not disclosed below.

a) Provision for legal and administrative proceedings

Effects in income statements

	Consolidated
	Three-month period ended June 30,		Six-month period ended June 30,
	2025	2024	2025	2024
Tax litigations	1	(8)	(13)	(27)
Civil litigations	321	(15)	226	(77)
Labor litigations	(327)	(237)	(548)	(398)
Environmental litigations	(182)	(6)	(183)	(13)
Total	(187)	(266)	(518)	(515)

Changes in the provisions in the period

	Tax litigation	Civil litigation	Labor litigation	Environmental litigation	Total of litigation provision
Balance as of December 31, 2024	1,245	1,790	2,989	248	6,272
Additions and reversals, net	13	(226)	548	183	518
Payments	(98)	(172)	(271)	(168)	(709)
Indexation and interest	5	58	100	5	168
Transfer to held for sale and payables taxes	(340)	(28)	(1)	(154)	(523)
Balance as of June 30, 2025	825	1,422	3,365	114	5,726

Balance as of December 31, 2023	441	1,834	2,490	72	4,837
Additions and reversals, net	27	77	398	13	515
Payments	(9)	(303)	(271)	(1)	(584)
Indexation and interest	38	72	6	6	122
Balance as of June 30, 2024	497	1,680	2,623	90	4,890

The Company has considered all information available to assess the likelihood of an outflow of resources and in the preparation on the estimate of the costs that may be required to settle the obligations.

Tax litigations – The Company is party to several administrative and legal proceedings related mainly to the incidence of Brazilian federal contributions ("PIS" and "COFINS"), Value-added tax ("ICMS") and other taxes.

Civil litigations – Refers to lawsuits for: (i) indemnities for losses, payments and contractual fines due to contractual imbalance or non-compliance that are alleged by suppliers, and (ii) land claims referring to real estate Vale's operational activities.

Labor litigations – Refers to lawsuits for claims by in-house employees and service providers, primarily involving demands for additional compensation for overtime work, moral damages or health and safety conditions.

Environmental litigations – Refers mainly to proceedings for environmental damages and issues related to environmental licensing.

b) Contingent liabilities

45

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	June 30, 2025	December 31, 2024
Tax litigations	37,812	37,122
Civil litigations	7,880	7,891
Labor litigations	1,904	1,809
Environmental litigations	6,398	6,499
Total	53,994	53,321

c) Judicial deposits

	Consolidated
	June 30, 2025	December 31, 2024
Tax litigations	1,979	2,096
Civil litigations	569	481
Labor litigations	647	681
Environmental litigations	64	68
Total	3,259	3,326

d) Guarantees contracted for legal proceedings

In addition to the above-mentioned tax, civil, labor and environmental judicial deposits, the Company contracted R$18.3 (US$3.4 billion) (December 31, 2024: R$17.8 (US$2.9 billion)) in guarantees for its lawsuits, as an alternative to judicial deposits.

27. Employee benefits

				Consolidated
		Current liabilities		Non-current liabilities
	Notes	June 30, 2025	December 31, 2024	June 30, 2025	December 31, 2024
Payroll, related charges and other remunerations		3,812	5,783	–	–
Charges related to share-based payments	27(a)	162	98	–	–
Employee post-retirement obligation	27(b)	333	385	6,385	6,925
		4,307	6,266	6,385	6,925

a) Share-based payments

For the long-term incentive programs, the Company compensation plans includes Matching Program and Performance Share Unit program (“PSU”), with three-year-vesting cycles, respectively, with the aim of encouraging employee’s retention and encouraging their performance. The fair value of the programs is recognized on a straight-line basis on equity, with a corresponding entry in the income statement, over the three-year required service period, net of estimated losses. The charges related to these programs are recorded in liabilities as “Employee benefits”.

Matching Program

The fair value of the Matching program was estimated using the Company's share price and ADR and the number of shares granted on the grant date. The information by valid programs during the six-month period ended June 30, 2025 is shown below:

	2025 Program	2024 Program	2023 Program
Granted shares	2,453,783	2,244,659	1,330,503
Share price	57.69	60.05	81.82

46

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

Performance Shares Units ("PSU")

The fair value of the PSU program was measured by estimating the performance factor using Monte Carlo simulations for the Return to Shareholders Indicator and health and safety and sustainability indicators. The assumptions used for the Monte Carlo simulations are shown in the table below by valid program during the six-month period ended June 30, 2025, as well as the result used to calculate the expected value of the total performance factor.

	2025 Program	2024 Program	2023 Program
Granted shares	1,973,979	1,873,175	1,177,755
Date shares were granted	May 06, 2025	April 29, 2024	January 2, 2023
Share price	53.00	63.90	88.88
Expected volatility	33.82%	35.60%	48.33%
Expected term (in years)	3	3	3
Expected shareholder return indicator	87.67%	66.95%	72.42%
Expected performance factor	93.83%	87.71%	69.17%

b) Employee post-retirement obligation

Reconciliation of assets and liabilities recognized in the statement of financial position

	Consolidated
	June 30, 2025		December 31, 2024
	Overfunded pension plans	Underfunded pension plans and other benefits	Overfunded pension plans	Underfunded pension plans and other benefits
Movements of assets ceiling
Balance at beginning of the period	5,329	–	5,194	–
Interest income	175	–	403	–
Changes on asset ceiling	241	–	(442)	–
Translation adjustment	(83)	–	174	–
Balance at end of the period	5,662	–	5,329	–

Amount recognized in the statement of financial position
Present value of actuarial liabilities	(19,394)	(11,112)	(20,718)	(11,911)
Fair value of assets	25,688	4,394	26,727	4,601
Effect of the asset ceiling	(5,662)	–	(5,329)	–
Assets (liabilities)	632	(6,718)	680	(7,310)

Current liabilities	55	(333)	–	(385)
Non-current assets (liabilities) (i)	577	(6,385)	680	(6,925)
Assets (liabilities)	632	(6,718)	680	(7,310)

(i) Overfunded pension plans assets are recorded as “Other non-current assets” in the balance sheet.

47

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

28. Equity

a) Share capital

As of June 30, 2025, the share capital was R$77,300 (US$61,614 million) corresponding to 4,539,007,580 shares issued and fully paid without par value. The Board of Directors may, regardless of changes to by-laws, approve the issue and cancelation of common shares, including the capitalization of profits and reserves to the extent authorized.

	June 30, 2025
Shareholders	Common shares	Golden shares	Total
Previ (i)	394,305,082	–	394,305,082
Mitsui&co (i)	286,347,055	–	286,347,055
Blackrock, Inc (ii)	289,063,618	–	289,063,618
Total shareholders with more than 5% of capital	969,715,755	–	969,715,755
Free floating	3,299,063,020	–	3,299,063,020
Golden shares	–	12	12
Total outstanding (without shares in treasury)	4,268,778,775	12	4,268,778,787
Shares in treasury	270,228,793	–	270,228,793
Total capital	4,539,007,568	12	4,539,007,580

(i) Number of shares owned by shareholders, as per statement provided by the custodian, based on shares listed at B3.

(ii) Number of shares as reported in BlackRock, Inc.’s Schedule 13G/A, filed with the SEC.

b) Share buyback program

On February 19, 2025, the Board of Directors approved the common shares buyback program, limited to a maximum of 120,000,000 common shares or their respective ADRs, with a term of 18 months started from the end of the ongoing program, detailed below:

	Total of shares repurchased		Effect on cash flows
	Six-month period ended June 30,
	2025	2024	2025	2024
Shares buyback program up to 150,000,000 shares (i)
Acquired by Parent	–	17,413,659	–	1,154
Acquired by wholly owned subsidiaries	–	11,645,514	–	788
Total	–	29,059,173	–	1,942

(i) On October 26, 2023 a new share buyback program limited to a maximum of 150,000,000 common shares and their respective ADRs, over the next 18 months started from the end of the program previously on going.

c) Remuneration approved

The Company's By-laws determines as its minimum mandatory remuneration to Vale shareholders an amount equal to 25% of the net income, after appropriations to legal and tax incentive reserves. The remuneration approved as interest on capital (“JCP”) is gross up with the income tax applicable to Vale’s shareholders. The remuneration to Vale’s shareholders was based on the following resolutions:

•	On July 31, 2025 (subsequent event), the Board of Directors approved JCP to its shareholders in the total amount of R$8,091 (US$1,448 million), which will be paid in September 2025 as an anticipation of the remuneration for the year ending on December 31, 2025.
•	On February 19, 2025, the Board of Directors approved dividends to shareholders in the total amount of R$9,143 (US$1,596 million), approved as additional remuneration for the year ended December 31, 2024. This remuneration was fully paid in March 2025.
•	On February 22, 2024, the Board of Directors approved dividends to shareholders in the total amount of R$11,722 (US$2,364 million), for the year ended December 31, 2023. This remuneration was fully paid in March 2024.

48

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

29. Related parties

The Company’s related parties are subsidiaries, joint ventures, associates, shareholders and its related entities and key management personnel of the Company.

Related party transactions were made by the Company on terms equivalent to those that prevail in arm´s-length transactions, with respect to price and market conditions that are no less favorable to the Company than those arranged with third parties.

Net operating revenue relates to sale of iron ore to the steelmakers and right to use capacity on railroads. Cost and operating expenses mostly relates to the variable lease payments of the pelletizing plants.

Purchases, accounts receivable and other assets, and accounts payable and other liabilities relate largely to amounts charged by joint ventures and associates related to the pelletizing plants operational lease and railway transportation services.

a) Transactions with related parties

	Consolidated
	Three-month period ended June 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(127)	–
Pelletizing companies (i)	–	(21)	(56)	–	(390)	(39)
MRS Logística S.A.	–	(631)	–	–	(658)	–
Norte Energia S.A.	–	(85)	–	–	(80)	–
Other	51	(349)	–	40	79	–
	51	(1,086)	(56)	40	(1,176)	(39)

Associates
VLI	550	(56)	(6)	567	(24)	(3)
PTVI	–	(779)	–	–	–	–
Anglo American	–	(270)	38	–	–	–
Other	–	–	(32)	–	(2)	–
	550	(1,105)	–	567	(26)	(3)

Shareholders
Bradesco	–	–	596	–	–	(994)
Mitsui	156	–	–	291	–	–
Cosan	8	(47)	–	–	(8)	–
Banco do Brasil	–	–	1	–	–	4
	164	(47)	597	291	(8)	(990)
Total	765	(2,238)	541	898	(1,210)	(1,032)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

49

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Consolidated
	Six-month period ended June 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(261)	–
Pelletizing companies (i)	–	(173)	(113)	–	(770)	(83)
MRS Logística S.A.	–	(1,226)	–	–	(1,104)	–
Norte Energia S.A.	–	(162)	–	–	(156)	–
Other	91	(725)	–	85	(26)	(15)
	91	(2,286)	(113)	85	(2,317)	(98)

Associates
VLI	945	(125)	(13)	976	(52)	(6)
PTVI	–	(1,707)	–	–	–	–
Anglo American	–	(270)	38	–	–	–
Other	–	–	(15)	–	(5)	15
	945	(2,102)	10	976	(57)	9

Shareholders
Bradesco	–	–	1,350	–	–	(1,189)
Mitsui	352	–	–	595	–	–
Cosan	46	(93)	–	1	(14)	–
Banco do Brasil	–	–	1	–	–	4
	398	(93)	1,351	596	(14)	(1,185)
Total	1,434	(4,481)	1,248	1,657	(2,388)	(1,274)

	Parent Company
	Three-month period ended June 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	28,111	–	(607)	28,144	–	(440)
Other	72	(400)	(71)	58	(245)	(82)
	28,183	(400)	(678)	28,202	(245)	(522)
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(127)	–
Pelletizing companies (i)	–	(21)	(9)	–	(390)	(10)
MRS Logística S.A.	–	(631)	–	–	(658)	–
Norte Energia S.A.	–	(85)	–	–	(80)	–
Other	51	–	–	40	79	–
	51	(737)	(9)	40	(1,176)	(10)
Associates
VLI	550	(41)	(6)	567	(16)	(3)
Anglo American	–	(270)	2	–	–	–
Other	–	–	(15)	–	–	–
	550	(311)	(19)	567	(16)	(3)
Shareholders
Bradesco	–	–	595	–	–	(1,001)
Cosan	5	(39)	–	–	(8)	–
Banco do Brasil	–	–	–	–	–	1
	5	(39)	595	–	(8)	(1,000)
Total	28,789	(1,487)	(111)	28,809	(1,445)	(1,535)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

50

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Parent Company
	Six-month period ended June 30,
	2025			2024
	Net operating revenue	Cost and operating expenses	Financial result	Net operating revenue	Cost and operating expenses	Financial result
Subsidiaries
Vale International	51,750	–	(1,727)	58,186	–	(1,185)
Other	133	(730)	(159)	110	(388)	(176)
	51,883	(730)	(1,886)	58,296	(388)	(1,361)
Joint Ventures
Aliança Geração de Energia S.A.	–	–	–	–	(261)	–
Pelletizing companies (i)	–	(173)	(17)	–	(770)	(20)
MRS Logística S.A.	–	(1,226)	–	–	(1,104)	–
Norte Energia S.A.	–	(162)	–	–	(156)	–
Other	91	–	–	85	(26)	(15)
	91	(1,561)	(17)	85	(2,317)	(35)
Associates
VLI	945	(95)	(13)	976	(40)	(6)
Anglo American	–	(270)	2	–	–	–
Other	–	–	(15)	–	(1)	15
	945	(365)	(26)	976	(41)	9
Shareholders
Bradesco	–	–	1,349	–	–	(1,197)
Cosan	20	(67)	–	1	(14)	–
Banco do Brasil	–	–	–	–	–	1
	20	(67)	1,349	1	(14)	(1,196)
Total	52,939	(2,723)	(580)	59,358	(2,760)	(2,583)

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

51

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

b) Outstanding balances with related parties

	Consolidated
	Assets
	June 30, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Joint Ventures
Pelletizing companies (i)	–	–	71	–	–	210
MRS Logística S.A.	–	–	197	–	79	201
Other	–	26	–	–	28	2
	–	26	268	–	107	413

Associates
VLI	–	595	–	–	119	–
PTVI	–	2	–	–	3	–
Anglo American	–	–	981	–	–	923
Other	–	5	16	–	2	8
	–	602	997	–	124	931
Shareholders
Bradesco	2,271	–	598	1,616	–	100
Banco do Brasil	171	–	–	134	–	–
Mitsui	–	78	–	–	41	–
Cosan	–	–	–	–	16	–
	2,442	78	598	1,750	57	100
Pension plan	–	98	–	–	97	–
Total	2,442	804	1,863	1,750	385	1,444

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

	Consolidated
	Liabilities
	June 30, 2025		December 31, 2024
	Supplier and contractors	Financial instruments and other liabilities	Supplier and contractors	Financial instruments and other liabilities
Joint Ventures
Pelletizing companies (i)	340	1,053	304	1,803
MRS Logística S.A.	106	–	198	–
Other	328	–	412	–
	774	1,053	914	1,803
Associates
VLI	24	763	11	292
PTVI	394	–	414	–
Anglo American	363	–	–	–
Other	2	–	10	1
	783	763	435	293
Shareholders
Bradesco	–	168	–	1,008
Cosan	–	–	5	–
	–	168	5	1,008
Pension plan	–	–	66	–
Total	1,557	1,984	1,420	3,104

i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

52

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
	Assets
	June 30, 2025			December 31, 2024
	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets	Cash and cash equivalents	Accounts receivable	Dividends receivable and other assets
Subsidiaries
Vale International S.A.	–	17,641	–	–	24,768	–
Minerações Brasileiras Reunidas S.A.	–	–	305	–	–	285
Salobo Metais	–	1,163	–	–	1,165	–
Other	–	74	40	–	58	185
	–	18,878	345	–	25,991	470
Joint Ventures
Pelletizing companies (i)	–	–	71	–	–	210
MRS Logistica S.A.	–	–	38	–	79	38
Other	–	26	–	–	28	2
	–	26	109	–	107	250
Associates
VLI	–	595	–	–	119	–
Anglo American	–	–	166	–	–	–
Other	–	4	17	–	2	8
	–	599	183	–	121	8
Shareholders
Bradesco	692	–	598	945	–	100
Cosan	–	–	–	–	13	–
Banco do Brasil	18	–	–	38	–	–
	710	–	598	983	13	100
Pension Plan	–	98	–	–	97	–
Total	710	19,601	1,235	983	26,329	828

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

53

Notes to the Interim Financial Statements
Expressed in millions of Brazilian reais, unless otherwise stated

	Parent company
	Liabilities
	June 30, 2025			December 31, 2024
	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities	Supplier and contractors	Export Pre-Payments	Financial instruments and other liabilities
Subsidiaries
Vale International S.A.	–	64,946	5,255	–	73,707	5,923
Salobo	11	–	135	9		135
Other	236	–	2,853	205	–	3,518
	247	64,946	8,243	214	73,707	9,576
Joint Ventures
Pelletizing companies (i)	340	–	–	304	–	–
MRS Logística S.A.	106	–	–	198	–	–
Other	36	–	–	90	–	–
	482	–	–	592	–	–
Associates
VLI	23	–	763	10	–	292
Anglo American	363	–	–	–	–	–
Other	2	–	–	9	–	1
	388	–	763	19	–	293
Shareholders
Bradesco	–	–	168	–	–	1,008
Cosan	–	–	–	2	–	–
	–	–	168	2	–	1,008
Pension plan	—	—	—	61	–	–
Total	1,117	64,946	9,174	888	73,707	10,877

(i) Aggregated entities: Companhia Coreano-Brasileira de Pelotização, Companhia Hispano-Brasileira de Pelotização, Companhia Ítalo-Brasileira de Pelotização and Companhia Nipo-Brasileira de Pelotização.

c) Key management personnel compensation

During the six-month period ended June 30, 2025, the compensation of the Company’s key management personnel was R$88 (US$15 million) (2024: R$77 (US$15 million)).

54

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 31, 2025		Director of Investor Relations